      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2002


                                             1933 ACT REGISTRATION NO. 333-81892

                                             1940 ACT REGISTRATION NO. 811-21029
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                    LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                            VARIABLE LIFE ACCOUNT Y

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)

               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (888) 223-1860

       Robert O. Sheppard, Esquire                    COPY TO:
Lincoln Life & Annuity Company of New York    Christine S. Frederick,
      100 Madison Street, Suite 1860                  Esquire
            Syracuse NY 13202                The Lincoln National Life
 (NAME AND ADDRESS OF AGENT FOR SERVICE)         Insurance Company
                                                 350 Church Street
                                                 Hartford, CT 06103

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of Registration Statement, and continuously thereafter.

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  1                            Cover Page; Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            LLANY, the Separate Account and the General
                               Account

  6(a)                         LLANY, the Separate Account and the General
                               Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement

  10(d)                        Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts

  10(e)                        Lapse and Reinstatement

  10(f)                        Funds -- Voting Rights

  10(g)-(h)                    LLANY, the Separate Account and the General
                               Account; Funds -- Substitution of Securities

  10(i)                        Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds

  11                           Cover Page; Funds

  12                           Funds; Financial Statements

  13                           Highlights; Charges and Fees

  14                           Application; Right-to-Examine Period; The Policy

  15                           Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts

  16                           LLANY, the Separate Account and the General
                               Account; Funds

  17                           Policy Liquidity; Transfers and Allocation Among
                               Accounts

  18                           LLANY, the Separate Account and the General
                               Account; Policy Values; Financial Statements

  19                           Reports to Owners

  20                           *

  21                           Policy Liquidity -- Policy Loans

  22                           LLANY, the Separate Account and the General
                               Account

  23                           State Regulation

  24                           Other Policy Provisions

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  25                           LLANY, the Separate Account and the General
                               Account

  26                           Highlights; Charges and Fees; Financial
                               Statements

  27                           LLANY, the Separate Account and the General
                               Account

  28                           Directors and Officers of LLANY

  29                           LLANY, the Separate Account and the General
                               Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           Distribution of Policies

  36                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements

  45                           *

  46                           Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts

  47                           LLANY, the Separate Account and the General
                               Account; Funds; Policy Values; Transfers and
                               Allocation Among Accounts

  48                           *

  49                           *

  50                           LLANY, the Separate Account and the General
                               Account

  51                           Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts

  52                           Funds

  53                           Tax Issues

  54                           *

  55                           *

* Not Applicable

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

HOME OFFICE LOCATION:               ADMINISTRATIVE OFFICE:
100 MADISON STREET                  PERSONAL SERVICE CENTER MVLI
SUITE 1860                          350 CHURCH STREET
SYRACUSE, NY 13202                  HARTFORD, CT 06103-1106
(888) 223-1860                      (877) 896-6206

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------


This Prospectus describes American Legacy VUL(CV)-III, a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY," "we," "our" or "us").


The Policy features include: flexible premium payments; a choice of one of three death benefit options; a choice of underlying investment options.


It may not be advantageous to replace existing life insurance or an annuity contract or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.


The Policy described in this prospectus is available only in New York.

You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account Y ("Separate Account"). Each Sub-Account invests in one of the funds listed below.

                  AMERICAN FUNDS INSURANCE SERIES (AFIS)


                  Asset Allocation Fund (Class 2)



                  Blue Chip Income and Growth Fund (Class 2)



                  Bond Fund (Class 2)



                  Cash Management Fund (Class 2)



                  Global Discovery Fund (Class 2)



                  Global Growth Fund (Class 2)



                  Global Small Capitalization Fund (Class 2)



                  Growth Fund (Class 2)



                  Growth-Income Fund (Class 2)



                  High-Income Bond Fund (Class 2)



                  International Fund (Class 2)



                  New World Fund (Class 2)



                  U.S. Government/AAA-Rated Securities Fund (Class 2)


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

                       Prospectus Dated:

                               TABLE OF CONTENTS


CONTENTS                                  PAGE
--------                                  ----
HIGHLIGHTS............................       3
  Initial Choices To Be Made..........       3
  Death Benefit.......................       3
  Changes in Specified Amount.........       4
  Amount of Premium Payment...........       4
  Selection of Funding Vehicles.......       4
  Insurance Charges and Fees..........       5
    Decrease in Specified Amount......       6
  Fund Expenses.......................       6
LLANY, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT......................       7
BUYING VARIABLE LIFE INSURANCE........       8
  Replacements........................       9
APPLICATION...........................      10
OWNERSHIP.............................      10
BENEFICIARY...........................      10
THE POLICY............................      11
  Policy Specifications...............      11
PREMIUM FEATURES......................      11
  Planned Premiums; Additional
   Premiums...........................      11
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums.........................      12
    Premium Load; Net Premium
     Payment..........................      12
RIGHT-TO-EXAMINE PERIOD...............      12
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................      12
  Allocation of Net Premium
   Payments...........................      12
  Transfers...........................      13
  Limits on Frequent Transfers........      13
  Optional Sub-Account Allocation
   Programs...........................      14
    Dollar Cost Averaging.............      14
    Automatic Rebalancing.............      14
POLICY VALUES.........................      15
  Valuation -- Fixed Account and
   Separate Account...................      15
  Allocation of Premium Payments to
   Separate Account...................      15
  Fixed Account and Loan Account
   Value..............................      16
  Accumulation Value..................      16
  Net Accumulation Value..............      16
FUNDS.................................      17
  Substitution of Securities..........      19
  Voting Rights.......................      19
  Fund Participation Agreements.......      19
CHARGES AND FEES......................      20
  Premium Charge......................      20
  Deductions Made Monthly.............      20
    Monthly Deduction.................      20
    Cost of Insurance Charge..........      20
  Mortality and Expense Risk Charge...      21
  Surrender Charges...................      21
  Reduction of Charges -- Purchases on
   a Case Basis.......................      23
  Transaction Fee for Excess
   Transfers..........................      23
DEATH BENEFITS........................      23
  Death Benefit Options...............      24
  Changes in Death Benefit Options and
   Specified Amount...................      25



CONTENTS                                  PAGE
--------                                  ----
  Federal Income Tax Definition of
   Life Insurance.....................      26
NOTICE OF DEATH OF INSURED............      26
PAYMENT OF DEATH BENEFIT PROCEEDS.....      26
  Settlement Options..................      27
POLICY LIQUIDITY......................      27
  Policy Loans........................      28
  Partial Surrender...................      28
  Surrender of the Policy.............      29
    Surrender Value...................      29
  Deferral of Payment and Transfers...      30
ASSIGNMENT; CHANGE OF OWNERSHIP.......      30
LAPSE AND REINSTATEMENT...............      30
  Lapse of a Policy...................      30
  No Lapse Provision..................      31
  Reinstatement of a Lapsed Policy....      32
COMMUNICATIONS WITH LLANY.............      33
  Proper Written Form.................      33
  Receipt of Written Communications...      33
  Telephone and Other Electronic
   Communications.....................      33
OTHER POLICY PROVISIONS...............      34
  Issuance............................      34
  Date of Coverage....................      34
  Incontestability....................      34
  Misstatement of Age or Gender.......      34
  Suicide.............................      34
  Nonparticipating Policies...........      35
  Riders..............................      35
TAX ISSUES............................      36
  Taxation of Life Insurance Contracts
   in General.........................      37
  Policies Which Are MECs.............      38
  Policies Which Are Not MECs.........      39
  Other Considerations................      39
  Tax Status of LLANY.................      40
FAIR VALUE OF THE POLICY..............      40
DIRECTORS AND OFFICERS OF LLANY.......      40
DISTRIBUTION OF POLICIES..............      43
CHANGES OF INVESTMENT POLICY..........      43
STATE REGULATION......................      43
REPORTS TO OWNERS.....................      44
ADVERTISING...........................      44
LEGAL PROCEEDINGS.....................      44
EXPERTS...............................      44
REGISTRATION STATEMENT................      45
APPENDIX 1: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES......................      46
APPENDIX 2: ILLUSTRATION OF MAXIMUM
 SURRENDER CHARGES....................      47
APPENDIX 3: CORRIDOR PERCENTAGES......      49
APPENDIX 4: ILLUSTRATION OF
 ACCUMULATION VALUES, SURRENDER VALUES
 AND DEATH BENEFIT PROCEEDS...........      50
FINANCIAL STATEMENTS..................
  Lincoln Life & Annuity Company of
   New York 12/31/01..................     S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.


                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select. Review this Prospectus and the Fund Prospectus to achieve a clear understanding of any fund you are considering.


                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies and contracts also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE


                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have four important choices to make when the Policy is first purchased. You need to choose:


                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    4) whether to elect the Age 100 No Lapse Provision.



                    You may also choose from several Riders offered for this Policy. These may alter the benefits or charges in the Policy. They may have tax consequences. See page 35.


                    DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. LLANY calculates the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:


                    1) the Specified Amount (as explained in the Death Benefits Section on page 23), as found on the Policy's Specification Page; or

                    2) the sum of the Specified Amount and the Net Accumulation Value (as explained in the Policy Values Section on page 15, and the Net Accumulation Value Section on page 16); or


                    3) the sum of the Specified Amount and the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefits Options Section on Page 24), if that Factor is elected).



                    If you choose Death Benefit Option 1 or 2, you may also choose a "No Lapse Provision". See page 31.


                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Initial Death Benefit will be reduced by the Loan Account balance and any surrendered amount.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount, chosen by the Policy Owner, is the initial Death Benefit.


                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. If you decrease the Specified Amount, a pro-rata Surrender Charge may be assessed based on the Policy Year and the ratio of the amount of the decrease to the Initial Specified Amount. If you increase the Specified Amount, a new Table of Surrender Charges will apply to the amount of the increase. Such changes will affect other aspects of your Policy. See page 25.



                    If your needs should call for you to increase or decrease your Specified Amount at any time, discuss with your financial adviser the appropriateness of this action and of buying the additional coverage in another type of insurance.


                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 11.


                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, and the No Lapse Provision is not in effect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the Cost of Insurance increase as the Insured gets older. See page 20.



                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, and the No Lapse Provision is not in effect, you may apply to reinstate your Policy. However, the Policy will not lapse if, on each Monthly Anniversary while the No Lapse Provision is in effect, the Owner has met the No Lapse Premium Requirement. See page 30.



                    When you first receive your Policy you will have 10 days to review it (60 days for a replacement policy). This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, your Initial Premium Payment, net of charges and fees, will be deposited in the Cash Management Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 12.


                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should carefully read each Fund's prospectus before making your decision.


                    You must choose the Sub-Accounts in which you want to place your Net Premium Payment. These Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 17.


                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of LLANY's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at LLANY's discretion. For additional information on the Fixed Account, see page 8.

                    INSURANCE CHARGES AND FEES

                    LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.


                    We deduct a premium charge of 5% from each Premium Payment. We make monthly deductions for administrative expenses (currently, $10 per month for the first Policy Year and $5 per month afterwards, guaranteed not to exceed $5 after the first Policy Year) along with the Cost of Insurance and any riders that are placed on your Policy. Cost of Insurance varies by Policy duration and Insured's age, gender and premium class. We make daily charges against the Separate Account for mortality and expense risk, at an annual rate of 0.75% for Policy Years 1-10, 0.35% for Policy Years 11-20 and 0.20% for Policy Years 21 and beyond.


                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you current expense levels for each Fund.


                    Each Policy Year you may make 24 transfers between funding options without charge. Beyond 24, a $25 fee may apply.



                    You may borrow within described limits against the Policy. You may surrender the Policy in full or withdraw part of its value. Depending on the amount of premium you pay, there may be little, or no, cash value in your Policy to borrow or surrender in the early years.



                    You may surrender the Policy in full. If you do so during the first 15 policy years, we retain a certain amount as a Surrender Charge and deduct it from the amount due you. Calculation of the maximum Surrender Charge is described in Appendix 2. The charge is based on age, gender and policy duration. The maximum Surrender Charge will never exceed $54.00 per $1,000 of Specified Amount. Also, if you surrender in full during the first 15 years of any increase in Specified Amount, we retain a certain amount as a Surrender Charge for surrendering the increase, in addition to any existing Surrender Charge for the original Specified Amount.

                    DECREASE IN SPECIFIED AMOUNT. If you decrease the Specified Amount, a pro-rata Surrender Charge may be assessed. The duration of the Surrender Charges for decreases in Specified Amount is 10 years. For additional information on the method of calculating Surrender Charge see pages 25-26.



                    The selection of certain Riders may increase the charges in the Policy. If you select the Estate Tax Repeal Rider (as described on page 35), there is a one-time administrative charge of not more than $250.



                    We charge you 2% of the amount withdrawn, but not more than $25, each time you request a partial surrender of your Policy. The length of the surrender charge period varies based on your age at the date of issue or any increase in Specified Amount. See page 21.



                    If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual interest rate is 5% in years 1-10, 4% in years 11+. You may pay that interest or have it added to your loan. LLANY will credit 4% interest on the Loan Account Value in all years. Depending on the amount of premium you have paid, there may be little, or no, cash value in your Policy to borrow or surrender. See page 28.



                    The selection of certain Riders may increase the charges in the Policy.



                    Charges and fees may be reduced in some circumstances where Policies are purchased by corporations and other groups or sponsoring organizations on a case basis. See page 23.


                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for certain classes of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.


                                      PORTFOLIO EXPENSE TABLE



                                                                                                                     TOTAL FUND
                                                                             TOTAL ANNUAL FUND                       OPERATING
                                                                             OPERATING EXPENSES                    EXPENSES WITH
                                        MANAGEMENT                 OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                      FEES       12B-1 FEE   EXPENSES       REDUCTIONS       AND REDUCTIONS     REDUCTIONS
--------------------------------------  -----------   ---------   --------   ------------------   --------------   --------------
AFIS Asset Allocation Fund
  (Class 2)...........................     0.43%        0.25%       0.02%           0.70%              N/A              0.70%
AFIS Blue Chip Income and Growth Fund
  (Class 2)...........................     0.50         0.25        0.01            0.76               N/A              0.76
AFIS Bond Fund (Class 2)..............     0.48         0.25        0.01            0.74               N/A              0.74
AFIS Cash Management Fund
  (Class 2)...........................     0.45         0.25        0.01            0.71               N/A              0.71
AFIS Global Discovery Fund
  (Class 2)...........................     0.58         0.25        0.03            0.86               N/A              0.86
AFIS Global Growth Fund (Class 2).....     0.66         0.25        0.04            0.95               N/A              0.95
AFIS Global Small Capitalization Fund
  (Class 2)...........................     0.80         0.25        0.03            1.08               N/A              1.08
AFIS Growth Fund (Class 2)............     0.37         0.25        0.01            0.63               N/A              0.63
AFIS Growth-Income Fund (Class 2).....     0.33         0.25        0.02            0.60               N/A              0.60
AFIS High-Income Bond Fund
  (Class 2)...........................     0.50         0.25        0.01            0.76               N/A              0.76
AFIS International Fund (Class 2).....     0.55         0.25        0.06            0.86               N/A              0.86
AFIS New World Fund (Class 2).........     0.85         0.25        0.06            1.16               N/A              1.16
AFIS U.S. Government/AAA-Rated
  Securities Fund (Class 2)...........     0.46         0.25        0.01            0.72               N/A              0.72

LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT


                    LLANY is a life insurance company founded in New York on June 6, 1996 (EIN 16-1505436). LLANY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp.
                    (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.


                    Lincoln Life & Annuity Flexible Premium Variable Life Account Y ("Account Y") is a "separate account" established on January 8, 2002, pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account Y attributable to the Policies, though LLANY's property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the Policies. Account Y's income, gains, and losses are credited to or charged against Account Y without regard to other income, gains, or losses of LLANY. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account Y's or our management, investment practices, or policies. We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account Y is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account Y will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account Y are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve, are described in FUNDS. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and in compliance with regulatory requirements, if in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant. In addition, a particular Fund may no longer be available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a separate account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

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                    A Policy may also be funded in whole or in part through the
                    "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.


                    We have assigned full-time staff devoted to the development of Business Continuity Plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We will conduct tests of our capabilities and plans.



                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a Policyholder's account. This means we could refuse to honor requests for transfer, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Policyholder, and held in that account until instructions are received from the appropriate Regulator.


BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy in force, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine

8
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                    tune an investment mix and change it to meet changing
                    personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see TAX ISSUES), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see DEATH BENEFITS). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and by gender. The effect of its increase can be seen in illustrations in this Prospectus (see
                    Appendix 4) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS




                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy or annuity contract, an applicant should consider a number of factors to determine whether doing so is in his or her best interest. Will any commission be paid to an agent or any other person with respect to the replacement? Is coverage and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. How much of the surrender charge period under your old policy has elapsed? (Your Policy with us will have a new surrender charge period.) Will the surrender charges under this Policy be lower or higher than under the old Policy? The insurance risk under your Policy with us will not start until the prior policy has been deemed surrendered. If you buy this Policy you should consider these and similar matters before deciding to replace this Policy or to withdraw funds from it.

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APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A completed application identifies the prospective Insured and provides sufficient information about the prospective insured to permit LLANY to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. LLANY may decline to provide insurance, or may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by age of the Insured at his/her nearest birthday and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the Initial Specified Amount) of the Death Benefit and which of three methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, Death Benefit Options). The applicant will also indicate both the frequency and amount of Premium Payments, (see PREMIUM FEATURES), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as Owner in the application, and on the Date of Issue will usually be identified as Owner in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. When LLANY has recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice LLANY as to any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in this Prospectus. The Date of Issue is the date on which LLANY begins life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning on the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued, or the next Valuation Day if that day is not a Valuation Day or is non-existent for that year. On issuance, a life insurance contract (Policy) will be delivered to the Owner. The Owner should promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on LLANY's books and records. Mere possession of the Policy does not imply ownership rights. If the Owner loses the Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a Policy Specifications page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium.

PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the Owner may select the frequency and the amount of Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions. If the Insured is still living upon attaining Age 100, and the Policy has not lapsed or been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments or transfer amounts to the Sub-Accounts, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. The Policy will remain in force until surrender or the Insured's Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    Planned Premiums are the amount of premium (as shown in the Policy Specifications) the Applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

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                    Any subsequent Premium Payments (Additional Premiums) must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Planned Premiums may be billed annually, semiannually, or quarterly. Pre-authorized automatic Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied first to reduce Policy Indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 5% from each Premium Payment. This amount, sometimes referred to as premium load, covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "Net Premium Payment."


RIGHT-TO-EXAMINE PERIOD



                    Your Initial Premium Payment received by LLANY, net charges and fees, will be allocated to the Cash Management Sub-Account on the Date of Issue. Ten (10) days (60 days for a replacement policy) from the Date of Issue, your Cash Management Sub-Account value will be automatically allocated among the Sub-Accounts and the Fixed Account as designated by the Owner. If your Policy has been backdated, your Net Premium Payment may be allocated directly into the Sub-Accounts you have selected. Please consult your Registered Representative or LLANY's Administrative Office for the exact number of days before your funds will be moved from the Cash Management Sub-Account. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments made.


TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and the Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2,500. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the Insured reaches Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.


                    Transfer of amounts from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Transfers from the Fixed Account to the Sub-Accounts may be made in the first Policy Year only as provided for under the Dollar Cost Averaging program. The amount of all transfers in any other Policy Year may not exceed the greater of 1) 25% of the Fixed Account Value as of the immediately preceding anniversary of the Date of Issue, or
                    2) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year. Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. LLANY reserves the right to impose a $25 fee for each transfer in excess of 24 in any Policy Year. LLANY may further limit transfers from the Fixed Account at any time.


                    Transfers must be made in proper written form, unless the Owner has given written authorization to LLANY to accept telephone transactions. Contact our Administrative Office for authorization forms and information on permitted telephone transactions. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.


                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests.



                    LIMITS ON FREQUENT TRANSFERS



                    The Policy is not designed to serve as a vehicle for frequent trading, in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a Fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect Fund performance through asset swings that decrease the Fund's ability to provide maximum investment return to all Policy owners. Accordingly, organizations and individuals who use market-timing investment strategies and make frequent transfers should not purchase this Policy.



                    We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:



                    (1) Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and

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                    (2) Not accepting preauthorized transfer forms from
                        market-timers or other entities acting on behalf of more than one Policy owner at a time.



                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners or harm the Funds.


                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS


                    You may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, currently without charge, but may participate in only one program at any time. Transfers under these programs do not count against the 24 transfers per year without charge.


                    DOLLAR COST AVERAGING


                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Cash Management Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time the Policy is issued. Transfers from the Cash Management Sub-Account may be elected at any time while the Policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.



                    If the Owner elects Dollar Cost Averaging from either the Cash Management Sub-Account or the Fixed Account, the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.



                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Cash Management Sub-Account or the Fixed Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.



                    Dollar Cost Averaging terminates automatically: (1) if the value in the Cash Management Sub-Account or the Fixed Account is insufficient to complete the next transfer;
                    (2) one week after the Administrative Office receives a request for termination in proper written form; or
                    (3) after 12 or 24 months (as elected on the application); or (4) if the Policy is surrendered.



                    From time to time, we may offer special interest rate programs for Dollar Cost Averaging. Please consult your Registered Representative to determine the current availability and terms of these programs. We reserve the right to modify, suspend or terminate a Dollar Cost Averaging Program. Any changes will not affect owners currently participating in the Dollar Cost Averaging program.


                    AUTOMATIC REBALANCING


                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Cash Management, 50% Growth, 30% International). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until you change it. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.


                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require additional premium payments beyond those expected to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if additional premium payments must be made to avoid lapse of the Policy.


                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value.



                    VALUATION -- FIXED ACCOUNT AND SEPARATE ACCOUNT



                    The portion of a Premium Payment remaining after deduction of the premium charge is the "Net Premium Payment", and is available for allocation to the Fixed Account and/or the Separate Account, at your direction. We credit Net Premium Payments to the Policy as of the date they are received. (See "Communications with LLANY" for an explanation of how we determine when we have "received" a premium payment.)



                    ALLOCATION OF PREMIUM PAYMENTS TO SEPARATE ACCOUNT



                    NUMBER OF UNITS. When you make premium payments, the portion you allocate to each Sub-Account of the Separate Account is converted into units of measure we call "Variable Accumulation Units". The number of these units we credit to you for each Sub-Account is determined by dividing the amount you allocated to that Sub-Account by the value of a Variable Accumulation Unit for that Sub-Account on the Valuation Day on which the Premium Payment is received at our Administrative Office, if it is received before 4:00 PM, New York time. If received at or after 4:00 PM, New York time, we will use the value of a Variable Accumulation Unit computed on the next Valuation Day.



                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. That value may vary from Valuation Period to Valuation Period to reflect the investment experience of the portfolio or fund used in a particular Sub-Account and fees charged under the Policy.



                    VALUATION DAY; VALUATION PERIOD. Variable Accumulation Units will be valued once daily as of the close of trading, normally 4:00 PM, New York time, on each day that the New York Stock Exchange (NYSE) is open and trading is unrestricted ("Valuation Day"). On any day other than a Valuation Day, the Variable Accumulation Unit value will not change. A "Valuation Period" is the period starting at the close of trading on the NYSE on a Valuation Day, and ending at the close of trading on the next Valuation Day.



                    PER-UNIT VALUATION. To determine your Separate Account Value on each Valuation Day we must first calculate the value of a Variable Accumulation Unit for each Sub-Account. The beginning value for each Sub-Account is established at the inception of the Sub-Account, at an arbitrary amount. Thereafter it may increase or decrease from Valuation Period to Valuation period.



                    We determine each Variable Accumulation Unit value after the first as follows:



                    (1) We calculate the total value of the Fund shares held in the Sub-Account by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and then by adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period;


                    (2) Next, we SUBTRACT the liabilities of the Sub-Account at the end of the Valuation Period. These liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine results from the operation of the Separate Account; and


                    (3) We divide the result by the number of Variable
                        Accumulation Units outstanding at the beginning of the Valuation Period.



                    In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.



                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value, on the date of such deduction, equal to the total amount by which the Sub-Account is reduced.


                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. LLANY guarantees the Fixed Account Value.


                    ACCUMULATION VALUE



                    The "Accumulation Value" of a Policy is determined by:



                    (1) multiplying the total number of Variable Accumulation
                        Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; and


                    (2) if a combination of Sub-Accounts is elected, totaling
                        the resulting values; and


                    (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.


                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of American Funds Insurance Series. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.


                    The portfolios and objectives are listed below. Additional information is available in the Funds prospectus.



                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.


                        ASSET ALLOCATION FUND (CLASS 2): The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).


                        BLUE CHIP INCOME AND GROWTH FUND (CLASS 2): The fund seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing. The fund invests primarily in common stocks of larger, more established companies in the U.S.


                        BOND FUND (CLASS 2): The fund seeks to maximize your level of current income and preserve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long-term.

                        CASH MANAGEMENT FUND (CLASS 2): The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

                        GLOBAL DISCOVERY FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies in the services and information area of the global economy. Companies in there service and information area include, for example, those involved in the fields of telecommunications, computer systems and software, the Internet, broadcasting and publishing, health care, advertising, leisure, tourism, financial services, distribution and transportation. Providing you with current income is a secondary consideration.

                        GLOBAL GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to

                        $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.


                        HIGH-INCOME BOND FUND (CLASS 2): The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's Investors Service, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities, and securities that have both equity and debt characteristics, that provide an opportunity for capital appreciation.


                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.


                        NEW WORLD FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of lower rated bonds and government securities in these countries. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.


                        U.S. GOVERNMENT/AAA-RATED SECURITIES FUND (CLASS 2): The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investors Service, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.


                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Also, take note that during extended periods of low interest rates the yields of Cash Management Sub-Accounts may become extremely low, and possibly negative. Please review the prospectuses carefully.


                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments with prior approval of the New York Insurance Department. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (See ALLOCATION OF NET PREMIUM PAYMENTS). LLANY may make these changes (including substitutions) for some or all classes of policy holders.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion, we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute Funds may have higher charges than the Funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    To determine how many votes each policy owner is entitled to direct with respect to a Fund, first we will calculate the dollar amount of your account value attributable to that Fund. Second, we will divide that amount by $100.00. The result is the number of votes you may direct.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    FUND PARTICIPATION AGREEMENTS


                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, American Funds Distributors, Inc. ("AFD"), the principal underwriter for the Policies, may be compensated by the Fund, through 12b-1 fees, at an annual rate of .25% of the assets attributable to the Policies.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur. LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:


                    PREMIUM CHARGE



                    We deduct a premium charge of 5% of each Premium Payment. This amount, sometimes referred to as "premium load", is intended to cover a portion of our state premium tax expenses, certain federal tax liabilities resulting from the receipt of premiums, and a portion of our distribution expenses.


                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including the Cost of Insurance Charge and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period (Grace Period) to make a payment sufficient to cover that deduction. (See LAPSE AND REINSTATEMENT Lapse of a Policy).

                    If the Insured attains Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Separate Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Insured's Death.

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $10 until the first Policy Anniversary and, currently, $5 thereafter (guaranteed not to exceed $5 after the first Policy Year).

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net

                    Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy Month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy Month and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Cost of Insurance Rates are in Appendix 3.


                    If you elect certain Riders for your Policy there will be additional charges added to your monthly deduction.


                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.75% in Policy Years 1-10, 0.35% in Policy Years 11-20 and 0.20% in Policy Years 21 and beyond.


                    SURRENDER CHARGES



                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered, has a decrease in Specified Amount, or lapses. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue or the date of an increase in Specified Amount, and Specified Amount. The length of the Surrender Charge period varies based on the Age of the Insured on the date of issue or date of increase in Specified Amount as follows:



                            AGE     SURRENDER CHARGE PERIOD
                            ----    -----------------------
                            0-50            15 years
                             51             14 years
                             52             13 years
                             53             12 years
                             54             11 years
                            55+             10 years



                    The duration of Surrender Charges for decreases in Specified Amount is 10 years.


                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs and is retained by LLANY. The Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the maximum Surrender Charge can be seen in Appendix 2.


                    The Surrender Charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. The Surrender Charge cannot exceed Policy value. All Surrender Charges decline to zero over the 15 years following issuance of the Policy or any increase in Specified Amount. See, for example, the illustrations in Appendix 4 for issue ages 45 and 55.

                    Upon either a full surrender of the policy or a decrease in Specified Amount made at the request of the Owner, a charge will be assessed based on the table of surrender charges shown in Policy Specification, subject to the following conditions.



                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:



                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or


                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or


                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or


                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.



                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:



                    1) is the amount of this decrease plus any prior decreases,


                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,


                    3) is the Initial Specified Amount, and


                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.



                    Requests for decreases in Specified Amount may be limited by LLANY to the extent there is insufficient Net Accumulation Value to cover the necessary charges.



                    Upon full surrender of the policy, the charge will be calculated as the entire amount shown in the table of surrender charges multiplied by one minus the percentage of Initial Specified Amount for which a surrender charge was previously assessed. In no event will the charge assessed upon a full surrender exceed the then current Net Accumulation Value.



                    Separate surrender charge tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for full surrenders of or decreases in such increased Specified Amounts, the amount of the increase will be considered a new "Initial Specified Amount".



                    Upon an increase in Specified Amount we will send you
                    (1) Supplemental Policy Specifications reflecting the maximum additional surrender charge; and (2) the new Table of Surrender Charges for the increase in Specified Amount. Currently, the minimum allowable increase in Specified Amount is $1,000; however, Lincoln Life may change this at any time.



                    Any charges for decreases in Specified Amount will be assessed by withdrawing the amount from the Fixed and Variable Sub-Accounts in proportion to which the balances invested in such Fixed and Variable Sub-Accounts bear to the Net Accumulation Value as of the date on which the deduction is made, unless otherwise agreed In Writing by LLANY and the Owner.


                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn (not to exceed $25) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. (SEE TAX
                    ISSUES)

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of LLANY, which supports insurance and annuity obligations.


                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. SEE RIDERS.


                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS


                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a case basis. LLANY reserves the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which LLANY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by LLANY on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Account Y.


                    TRANSACTION FEE FOR EXCESS TRANSFERS


                    A $25 fee may apply for each transfer request in excess of 24 in any Policy Year. A single transfer request may consist of multiple transactions.


DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option selected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $100,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page.

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $100,000, and the Death Benefit Option. The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less (in each case) any indebtedness under the Policy or
                    (b) an amount determined by LLANY equal to that required by Internal Revenue Service Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit".

                    The Corridor Death Benefit is the applicable percentage (the Corridor Percentage) of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 3 to 100% when the Insured reaches Age 95.


                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If
                    Option 1 is selected, the Policy pays level Death Benefit Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance).



                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death, less any loan interest accrued but not yet charged. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.


                    Death Benefit Option 3 provides Death Benefit Proceeds (before deduction of any indebtedness against the Policy and the amount of any Partial Surrenders) equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as:

                       a. the applicable monthly rate then used by the Internal Revenue Service (IRS); or

                       b. an alternative monthly rate permitted by the IRS;
                       times

                       c. the Specified Amount divided by 1000.


                    If Death Benefit Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid.


                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to us.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit
                    Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cumulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 3 to Death Benefit
                    Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that Factor is elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Value is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.


                    If you want to increase your Specified Amount, you should note that an increase normally triggers a number of additional requirements, such as a separate surrender charge period, higher surrender charges overall, and a new incontestability period. Before requesting an increase in Specified Amount, consult your financial adviser to determine whether an increase is appropriate for your particular situation.


                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.


                    Upon a decrease in Specified Amount made at the request of the Owner, a charge will be assessed based on the applicable Table of Surrender Charges in your Policy Specifications (subject to the following conditions).



                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:



                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or


                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or


                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or


                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.



                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    1) is the amount of this decrease plus any prior decreases,


                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,


                    3) is the Initial Specified Amount, and


                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.



                    Separate Surrender Charges tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for decreases in such increased Specified Amount, the amount of the increase will be considered a new Initial Specified Amount.



                    For charges made for decreases in Specified Amount, unless otherwise agreed to in writing, LLANY will withdraw the amount from the Fixed and Variable Sub-Accounts in their proportion to the Net Accumulation Value as of the date on which the deduction is made. We may limit requests for decreases in Specified Amount to the extent there is insufficient Net Accumulation Value to cover the necessary charges.


                    We may decline any request for a change between Death Benefit Options or increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 3.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practical after the death of the Insured, the person whose life is insured under the Policy. Due Proof of Death must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.


                    We offer a checkbook service in which the Death Benefit proceeds are transferred into into an interest-bearing account, in the Beneficiary's name as owner of the account. Your Beneficiary has quick access to the funds and is the only one authorized to transfer funds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balancing earning interest from the day the account is opened.


                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds or in which the Owner may choose to receive payments upon the surrender of the Policy.

                    The Owner may elect or change a Settlement Option while the Insured is alive; If the Owner has not irrevocably selected a Settlement Option, the Beneficiary may do so within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, LLANY pays at least 3% interest annually on the sum left on deposit, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    Note, however, depending on the Premium Payments made, or if the Owner has requested a substantial reduction in Specified Amount, there may be little or no Surrender Value available.


                    POLICY LOANS

                    The Owner may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. LLANY may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. The Owner must execute a loan agreement and assign the Policy to LLANY free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or the Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 5% in Policy Years 1-10 and 4% thereafter, and is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    LLANY credits interest to the Loan Account Value at a rate of 4% in all years, so the net cost of a Policy Loan is 1% in years 1-10 and 0% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts (including for this purpose the Fixed Account), transfers from each for loans and loan interest will be made in proportion to the assets in each such Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. A transaction fee of 2% of the amount withdrawn (not to exceed

                    $25) is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. If following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 is in effect, a partial surrender will reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 is in effect, a partial surrender will reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY


                    You may surrender the Policy at any time. On surrender of the Policy, LLANY will pay you, or your assignee, the Surrender Value (if any) next computed after receipt of the request in proper written form at the Administrative Office. If the Owner makes a full surrender, all coverage under the policy will automatically terminate and may not be reinstated.



                    We offer personalized checkbook service for surrender of your Policy. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.


                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount you can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 4.


                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate

                    Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. SEE RIDERS.


                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will generally be made within seven days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT


                    LAPSE OF A POLICY



                    The Policy is subject to lapse and automatic termination of all coverage, unless the No Lapse Provision is in effect, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge. The Net Accumulation Value may be insufficient to pay the cost of insurance,



                    (1) because it has been exhausted by earlier deductions,


                    (2) due to poor investment performance,


                    (3) due to partial surrenders,


                    (4) due to indebtedness for Policy Loans,


                    (5) due to substantial reductions in Specified Amount,


                    (6) due to the terms of certain Riders added to the Policy, or


                    (7) because of some combination of these factors.

                    If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to LLANY on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the Grace Period), then the Policy shall terminate and all coverage under the Policy shall lapse without value.


                    NO LAPSE PROVISION



                    Your Policy includes a No Lapse Provision. This means that your Policy will not lapse as long as you have paid the required No Lapse Premium.



                    This is only available with Death Benefit Options 1 and 2. There is no charge for this feature.



                    The No Lapse Premium is the cumulative premium required to prevent the Policy from lapsing, and is shown in the Policy Specifications. There are three levels of No Lapse protection:



                    1) a guarantee to Age 100, (you must elect this level.)


                    2) a guarantee for the first 20 Policy Years, and


                    3) a guarantee for the first 10 Policy Years.



                    If elected, a payment of the Age 100 No Lapse Premium is due as of the Date of Issue and each Monthly Anniversary Day to guarantee the Policy will not lapse before the Insured reaches age 100. As long as the sum of all premium payments, less any indebtedness and partial surrenders, is at least equal to the Age 100 No Lapse premiums due since the Date of Issue, the Policy will not lapse until the Insured reaches age 100, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions.



                    However, the Age 100 No Lapse Provision will terminate upon the earliest of the following:



                    1) the premium requirement is not met,


                    2) there is a change in the Death Benefit Option or


                    3) the Insured reaches age 100.



                    A separate grace period of at least 61 days will be granted for the Age 100 No Lapse Premium if on any Monthly Anniversary Day it is determined that the Age 100 No Lapse Premium has not been met. At least 31 days before the end of that period, we will notify the Owner of the amount of premium necessary to maintain the Age 100 No Lapse Provision. Once the Age 100 No Lapse Provision is terminated, it cannot be reinstated. However, you may qualify for either the 20 Year No Lapse Provision or the 10 Year No Lapse Provision as follows.



                    Under the 20 Year No Lapse Provision, the Policy will not lapse during the first 20 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 20 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.



                    The 20 Year No Lapse Provision will terminate upon the earliest of the following to occur:



                    1) there is a change in the Death Benefit Option,


                    2) the Insured reaches Age 100, or


                    3) the 21st Policy Year has begun.



                    However, continuing to pay the 20 Year No Lapse Premium amount beyond the termination of the 20 Year No Lapse Provision does not guarantee that the Policy will not lapse.



                    Should you not have sufficient required premiums for the 20 Year No Lapse Provision, you may qualify for the 10 Year No Lapse Provision. Under this Provision, the Policy will not lapse during the first 10 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 10 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.



                    The 10 Year No Lapse Provision will terminate upon the earliest of the following to occur:



                    1) there is a change in the Death Benefit Option,


                    2) the Insured reaches Age 100, or


                    3) the 11th Policy Year has begun.



                    However, continuing to pay the 10 Year No Lapse Premium amount beyond the termination of the 10 Year No Lapse Provision does not guarantee that the Policy will not lapse.



                    The Age 100 No Lapse Provision will be permanently lost if, at any time, you fail to pay the necessary premium amounts before the end of the Age 100 No Lapse Premium Grace Period.


                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM

                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your request by facsimile, however certain transactions are not acceptable by facsimile.


                    We will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper written form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and the Company.



                    RECEIPT OF WRITTEN COMMUNICATIONS



                    Once your Policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears in this Prospectus. Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.



                    Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.



                    TELEPHONE AND OTHER ELECTRONIC COMMUNICATIONS



                    We allow telephone and other electronic transactions only when you provide us proper written authorization. To effect a permitted transaction using the telephone or other electronic means, the Owner, or his/her authorized representative, may have to provide the following: Policy number, partial Social Security number, personal identification number (PIN), and/or such other information as we may require to verify the identity and authority of the caller. We disclaim all liability for losses and other consequences resulting from unauthorized or fraudulent telephone or electronic transactions. In addition, we are not responsible for the consequences of instructions that fail to reach us in a timely manner. The Company believes that the procedures as stated above are reasonable and acknowledges that, if it does not follow these procedures, it may be liable for such losses.

                    If you have been issued a PIN number to make telephone or other electronic transactions to your account, be careful not to give it out to anyone. We will not be responsible for its misuse or for improper or unauthorized account transactions using your PIN.



                    Please note that telephone, facsimile and/or Internet access may not always be available. Any telephone, facsimile or Internet hookup, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns arising from a variety of causes not of our making. These outages or slowdowns may result in delayed or lost instructions from you, and we will not be responsible for these "failed" transmissions. If you are experiencing problems, you should send your request in writing to our Administrative Office.


OTHER POLICY PROVISIONS

                    ISSUANCE


                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 85.


                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, LLANY will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will pay no more than a refund of the monthly charges for the cost of such additional benefit.

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
                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

                    RIDERS




                    We may offer you Riders to the Policy from time to time. Riders may alter the benefits or charges in your Policy, and their election may have tax consequences for you. Also, if you elect a particular Rider, it may restrict the term of your Policy, or of other Riders in force. Riders may be available other than those listed here. Consult your financial and tax advisers before adding Riders to, or deleting them from, your Policy.


                    WAIVER OF MONTHLY DEDUCTION RIDER

                    This Rider, if desired, must be selected at time of application. Under this Rider, LLANY will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Charges for this Rider, if elected, are part of the Monthly Deductions.

                    ACCOUNTING VALUE RIDER

                    This Rider, if desired, must be selected at time of application, provided you meet the underwriting and minimum premium requirements. If the Policy is fully surrendered in the first four Policy years (the Accounting Value Surrender Period), this Rider provides enhanced cash surrender values by using a table of alternate surrender charges. It does not provide for any enhanced value for partial surrenders and loans. There is no charge for this Rider.

                    CHANGE OF INSURED RIDER

                    This Rider may be selected at any time. Under this rider, the Owner may name a new Insured in place of the current Insured, provided that underwriting and other substitution requirements are met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this Rider, but charges under the Policy may be different when applied to the new Insured.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. It may be added to existing Policies subject to state availability. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of 1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:
                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    5) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.


                    SUPPLEMENTAL TERM INSURANCE RIDER



                    This Rider, if desired, must be selected at the time of application. This Rider provides annually renewable non-convertible term insurance to Age 80 on the life of the Insured. Upon death, we will pay the Term Insurance Benefit Amount, in addition to the Death Benefit Proceeds of the Death Benefit Option in effect on your Policy.



                    There is a Monthly Rider Cost for this benefit. This rate is determined by the Company, is based on the Age, policy duration, underwriting category and gender of the Insured, and is applied against the Term Insurance Benefit Amount shown on the Policy Specifications Page.



                    This Rider will limit the maximum period during which the Policy is guaranteed not to lapse under the No Lapse Provision. If you have chosen the Age 100 No Lapse Provision, the maximum period will now be the first 20 Policy Years up to age 100. For the 10 Year and 20 Year No Lapse Provisions, the maximum period will now be the first 5 Policy Years. All other provisions set forth in the Age 100 No Lapse Provision, the 20 Year No Lapse Provision and 10 Year No Lapse Provision apply.



                    This Rider terminates on the earliest of:



                    1) the date you request to terminate the Rider;


                    2) when the Policy lapses;


                    3) when the Policy is fully surrendered;


                    4) when the Insured reaches age 80; or


                    5) the death of the Insured.



                    If the Policy is reinstated, the Rider will likewise be reinstated, provided enough premium is paid to cover the Monthly Deductions and the Monthly Rider Costs.


TAX ISSUES


                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift and generation skipping transfer taxes, or state and local income, estate and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of federal and state tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by this 7-pay test, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS.Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a

                    20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY

                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 100 Madison Street, Suite 1860, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87-present], Carpat Investments; Chief
                            4605 Watergap                     Executive Officer and Director
                            Manlius, NY 13104                 [3/89-present], Syracuse Executive Air
                                                              Service, Incorporated; Director
                                                              [6/89-present], Bennington Iron Works,
                                                              Incorporated; Director [1998-present],
                                                              Coyne Industrial Enterprises Corporation.
                                                              Formerly: President, Chief Operating
                                                              Officer and Director [4/98-2001], Telergy,
                                                              Incorporated.

                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company.

                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation; Chief Executive Officer,
                            1500 Market Street                President and Director [present], Lincoln
                            West Tower                        National Management Corporation; President
                            Suite 3900                        and Director [present], The Lincoln
                            Philadelphia, PA 19102            National Life Insurance Company. Formerly:
                                                              President and Chief Executive Officer
                                                              [10/96-1/98], President and Chief
                                                              Operating Officer [5/94-10/96], The
                                                              Lincoln National Life Insurance Company.

                            JANET CHRZAN                      Director, Senior Vice President and Chief
                            CHIEF FINANCIAL OFFICER AND       Financial Officer [4/00-present], The
                            SECOND VICE PRESIDENT             Lincoln National Life Insurance Company;
                            1300 South Clinton Street         Vice President and Treasurer [present],
                            Fort Wayne, IN 46801              The Financial Alternative; Formerly: Vice
                                                              President and Treasurer [8/95-4/00] The
                                                              Lincoln National Life Insurance Company.

                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND VICE PRESIDENT   Assistant Secretary [12/99-present],
                            AND ASSISTANT SECRETARY           Lincoln Life & Annuity Company of New
                            350 Church Street                 York; Chief Executive Officer of Life
                            Hartford, CT 06103                Insurance, Executive Vice President and
                                                              Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.

                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022

                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244

                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.

                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.

                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.

                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.

                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES

                    LLANY intends to offer the Policy in New York. American Funds Distributors, Inc. ("AFD"), a California corporation and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Principal Underwriter has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries. The principal business address of AFD is 33 S. Hope Street, 52nd Floor, Los Angeles, CA 90071
                    (EIN 95-2769620).


                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for LLANY, are also registered representatives with broker-dealers who maintain selling agreements with AFD and LLANY. Registered Representatives may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on Accumulation Value. Registered Representatives are also eligible for cash bonuses and "non-cash compensation." The latter [as defined in NASD Conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.



                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of Policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with the Registered Representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.



                    All compensation is paid from our resources, which include fees and charges imposed under the Policy.


CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Separate Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by LLANY on the life of the Insured. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the New York Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine

                    LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of LLANY. The directors, officers and employees of the Principal Underwriter are covered under blanket fidelity bonds which provide coverage of up to $25,000,000 per occurrence and $65,000,000 in the aggregate.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions, such as changes in Specified Amount or Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination, and any information required by the New York Insurance Department.

ADVERTISING

                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's,
                    Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.


LEGAL PROCEEDINGS



                    LLANY may be involved in various pending or threatened legal proceedings arising from the conduct of its business. These proceedings are routine and in the ordinary course of business.


EXPERTS




                    The statutory-basis financial statements of LLANY appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors,

                    2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their report appearing elsewhere in this Prospectus and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their report given on their authority as experts in accounting and auditing.



                    Actuarial matters included in this Prospectus have been examined by Vaughn W. Robbins, FSA, as stated in the opinion filed as an exhibit to the Registration Statement.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esq., as stated in the opinion filed as an exhibit to the Registration Statement.


REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------
          0              0.34845    0.24089    0.32677
          1              0.08917    0.07251    0.08667
          2              0.08251    0.06750    0.07917
          3              0.08167    0.06584    0.07834
          4              0.07917    0.06417    0.07584
          5              0.07501    0.06334    0.07251
          6              0.07167    0.06084    0.06917
          7              0.06667    0.06000    0.06584
          8              0.06334    0.05834    0.06250
          9              0.06167    0.05750    0.06084
         10              0.06084    0.05667    0.06000
         11              0.06417    0.05750    0.06250
         12              0.07084    0.06000    0.06917
         13              0.08251    0.06250    0.07834
         14              0.09584    0.06887    0.09001
         15              0.11085    0.07084    0.10334
         16              0.12585    0.07601    0.11585
         17              0.13919    0.07917    0.12752
         18              0.14836    0.08167    0.13502
         19              0.15502    0.08501    0.14085
         20              0.15836    0.08751    0.14502
         21              0.15919    0.08917    0.14585
         22              0.15752    0.09084    0.14419
         23              0.15502    0.09251    0.14252
         24              0.15189    0.09501    0.14085
         25              0.14752    0.09668    0.13752
         26              0.11419    0.09918    0.13585
         27              0.14252    0.10168    0.13418
         28              0.14169    0.10501    0.13418
         29              0.14252    0.10635    0.13585
         30              0.14419    0.11251    0.13752
         31              0.14836    0.11668    0.14169
         32              0.15252    0.12085    0.14585
         33              0.15919    0.12502    0.15252
         34              0.16889    0.13168    0.15919
         35              0.17586    0.13752    0.16836
         36              0.18670    0.14669    0.17837
         37              0.20004    0.15752    0.19170
         38              0.21505    0.17003    0.20588
         39              0.23255    0.18503    0.22338
         40              0.25173    0.20171    0.24173
         41              0.27424    0.22005    0.26340
         42              0.29675    0.23922    0.28508
         43              0.32260    0.25757    0.31010
         44              0.34929    0.27674    0.33428
         45              0.37931    0.29675    0.36263
         46              0.41017    0.31677    0.39182
         47              0.44353    0.33761    0.42268
         48              0.47856    0.36096    0.45437
         49              0.51777    0.38598    0.49107
ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------
         50              0.55948    0.41350    0.53028
         51              0.60870    0.44270    0.57533
         52              0.66377    0.47523    0.62539
         53              0.72636    0.51276    0.68297
         54              0.79730    0.55114    0.74722
         55              0.87326    0.59118    0.81566
         56              0.95591    0.63123    0.88996
         57              1.04192    0.66961    0.96593
         58              1.13378    0.70633    1.04609
         59              1.23236    0.74556    1.13211
         60              1.34180    0.78979    1.22817
         61              1.46381    0.84488    1.33511
         62              1.60173    0.91417    1.45796
         63              1.75809    1.00267    1.59922
         64              1.93206    1.10539    1.75725
         65              2.12283    1.21731    1.92955
         66              2.32623    1.33511    2.11195
         67              2.54312    1.45461    2.30614
         68              2.77350    1.57247    2.50878
         69              3.02328    1.69955    2.72909
         70              3.30338    1.84590    2.97466
         71              3.62140    2.02325    3.25640
         72              3.98666    2.24419    3.58279
         73              4.40599    2.51548    3.95978
         74              4.87280    2.83552    4.38330
         75              5.37793    3.19685    4.84334
         76              5.91225    3.59370    5.33245
         77              6.46824    4.01942    5.84227
         78              7.04089    4.47410    6.36948
         79              7.64551    4.97042    6.92851
         80              8.30507    5.52957    7.54229
         81              9.03761    6.17118    8.22883
         82              9.86724    6.91414    9.01216
         83             10.80381    7.77075    9.90124
         84             11.82571    8.72632   10.87533
         85             12.91039    9.76952   11.92213
         86             14.03509   10.89151   13.01471
         87             15.18978   12.08770   14.15507
         88             16.36948   13.35774   15.33494
         89             17.57781   14.70820   16.56493
         90             18.82881   16.15259   17.85746
         91             20.14619   17.71416   19.23699
         92             21.57655   19.43814   20.76665
         93             23.20196   21.40786   22.49837
         94             25.28174   23.63051   24.70915
         95             28.27411   27.16158   27.82758
         96             33.10577   32.32378   32.78845
         97             41.68476   41.21204   41.45783
         98             58.01259   57.81394   57.95663
         99             90.90909   90.90909   90.90909

APPENDIX 2


                    ILLUSTRATION OF MAXIMUM SURRENDER CHARGES



                    The Initial Maximum Surrender Charge is calculated as (a) plus (b), with that result not to exceed (c), minus (d), where


                    (a) is 1.25 times the curtate net level premium for the
                        Specified Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;


                    (b) is $10 per $1000 of Specified Amount;


                    (c) is $50 per $1000 of Specified Amount; and


                    (d) is $60



                    Algebraically, this formula is equivalent to Min{a+b,c}-d.



                    The Maximum Surrender Charge decreases from its initial amount during the first 15 years. In general terms, the initial Maximum Surrender Charge is amortized in proportion to a fifteen-year life contingent annuity due. In formulas, the Maximum Surrender Charge at a point in time "t" years after issue is (a) times (b), where


                    (a) is the initial Maximum Surrender Charge; and


                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 15 years after issue, divided by a life contingent annuity due beginning at issue and ending 15 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.



                    The actual Surrender Charge may be less than the Maximum Surrender Charge and is included in each Policy. No Surrender Charge is applied in the 16th policy year or beyond.



                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.



                    The initial Maximum Surrender Charge is computed as follows:



                    curtate net level premium = $1,987.66



                    $10 per $1000 of Specified Amount = $1,000



                    $50 per $1000 of Specified Amount = $5,000



                    initial Maximum Surrender Charge = (1.25 X $1,987.66 + $1,000) - $60 = $3,484.57 - $60 = $3,424.57. Note that
                    $3,424.57 is less than $5,000.



                    This amount decreases as follows:



                                     INITIAL
                            YEARS    MAXIMUM                MAXIMUM     ACTUAL
                            AFTER   SURRENDER   ANNUITY    SURRENDER   SURRENDER
                            ISSUE    CHARGE      RATIO      CHARGE      CHARGE
                            -----   ---------   -------    ---------   ---------
                              0     $3,424.57   1.00000    $3,424.57   $3,424.57
                              1     $3,424.57   0.95063    $3,255.51   $3,255.51
                              2     $3,424.57   0.89939    $3,080.03   $3,080.03
                              3     $3,424.57   0.84617    $2,897.79   $2,897.79
                              4     $3,424.57   0.79087    $2,708.38   $2,708.38
                              5     $3,424.57   0.73336    $2,511.46   $2,511.46
                              6     $3,424.57   0.67352    $2,306.53   $2,306.53
                              7     $3,424.57   0.61123    $2,093.22   $2,093.22

                                     INITIAL
                            YEARS    MAXIMUM                MAXIMUM     ACTUAL
                            AFTER   SURRENDER   ANNUITY    SURRENDER   SURRENDER
                            ISSUE    CHARGE      RATIO      CHARGE      CHARGE
                            -----   ---------   -------    ---------   ---------
                              8     $3,424.57   0.54634    $1,870.98   $1,870.98
                              9     $3,424.57   0.47867    $1,639.24   $1,639.24
                             10     $3,424.57   0.40802    $1,397.31   $1,397.31
                             11     $3,424.57   0.33415    $1,144.32   $1,144.32
                             12     $3,424.57   0.25677    $  879.32   $  879.32
                             13     $3,424.57   0.17554    $  601.14   $  601.14
                             14     $3,424.57   0.09009    $  308.52   $  308.52
                             15     $3,424.57   0.00000    $    0.00   $    0.00



                    EXAMPLE 2: A female, Age 55, purchases a policy with a Specified Amount of $200,000.



                    The initial Maximum Surrender Charge is computed as follows:



                    curtate net level premium = $4,996.55



                    $10 per $1000 of Specified Amount = $2,000



                    $50 per $1000 of Specified Amount = $10,000



                    The value (1.25 X $4,996.55 + $2,000) - $60 equals
                    $8,185.68. Note that $8,185.68 is less than $10,000.



                    This amount decreases as follows:



                                     INITIAL
                            YEARS    MAXIMUM                MAXIMUM     ACTUAL
                            AFTER   SURRENDER   ANNUITY    SURRENDER   SURRENDER
                            ISSUE    CHARGE      RATIO      CHARGE      CHARGE
                            -----   ---------   -------    ---------   ---------
                              0     $8,185.68   1.00000    $8,185.68   $8,125.68
                              1     $8,185.68   0.95135    $7,787.45   $7,730.37
                              2     $8,185.68   0.90083    $7,373.90   $7,319.85
                              3     $8,185.68   0.84828    $6,943.74   $6,892.85
                              4     $8,185.68   0.79354    $6,495.64   $6,448.03
                              5     $8,185.68   0.73647    $6,028.49   $5,984.30
                              6     $8,185.68   0.67694    $5,541.24   $5,500.62
                              7     $8,185.68   0.61485    $5,033.00   $4,996.11
                              8     $8,185.68   0.55008    $4,502.80   $3,352.35
                              9     $8,185.68   0.48249    $3,949.51   $1,960.28
                             10     $8,185.68   0.41185    $3,371.29   $  836.65
                             11     $8,185.68   0.33786    $2,765.63   $    0.00
                             12     $8,185.68   0.26014    $2,129.45   $    0.00
                             13     $8,185.68   0.17826    $1,459.19   $    0.00
                             14     $8,185.68   0.09173    $  750.84   $    0.00
                             15     $8,185.68   0.00000    $    0.00   $    0.00

APPENDIX 3

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED                CORRIDOR
(NEAREST BIRTHDAY)        PERCENTAGE
------------------        ----------
         0-40                250%
          41                 243%
          42                 236%
          43                 229%
          44                 222%
          45                 215%
          46                 209%
          47                 203%
          48                 197%
          49                 191%
          50                 185%
          51                 178%
          52                 171%
          53                 164%
          54                 157%
          55                 150%
          56                 146%
          57                 142%
          58                 138%
          59                 134%
          60                 130%
          61                 128%
          62                 126%
          63                 124%
          64                 122%
          65                 120%
          66                 119%
          67                 118%
          68                 117%
          69                 116%
          70                 115%
          71                 113%
          72                 111%
          73                 109%
          74                 107%
         75-90               105%
          91                 104%
          92                 103%
          93                 102%
          94                 101%
         95-99               100%

APPENDIX 4

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS


                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. Actual returns will fluctuate over time and likely will be both positive and negative. The hypothetical gross investment rate of return may indeed average 0%, 6%, or 12% over a period of years. However, it may fluctuate above and below those averages throughout the years shown. In that case, the actual Accumulation Values, Surrender Values and Death Benefit Proceeds could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated Premium. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Separate Account in years 1-10, 0.35% in years 11-20 and 0.20% in years 21 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.



                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.55%, 4.41% and 10.36% for years 1-10, -1.16%, 4.82% and
                    10.80% in years 11-20, and -1.01%, 4.98% and 10.97% in years
                    21 and later.


                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $10 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 (and guaranteed values, $5) in subsequent Policy Years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.


                    The illustrations do not reflect the selection of any Rider or any charges or fees associated with any Rider available under the Policy.

                                  MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,666     500,000    500,000     500,000      4,350      4,633       4,916
          2                11,615     500,000    500,000     500,000      6,819      7,600       8,416
          3                17,861     500,000    500,000     500,000      9,067     10,512      12,093
          4                24,420     500,000    500,000     500,000     11,089     13,361      15,957
          5                31,307     500,000    500,000     500,000     12,865     16,120      20,009

          6                38,538     500,000    500,000     500,000     14,384     18,772      24,257
          7                46,131     500,000    500,000     500,000     15,608     21,272      28,684
          8                54,103     500,000    500,000     500,000     16,506     23,580      33,281
          9                62,474     500,000    500,000     500,000     17,040     25,645      38,028
         10                71,264     500,000    500,000     500,000     17,164     27,410      42,902

         15               122,260     500,000    500,000     500,000     10,975     30,812      70,475
         20               187,345           0    500,000     500,000          0     16,766     100,790
         25               270,412           0          0     500,000          0          0     128,615
         30               376,429           0          0     500,000          0          0     138,632


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0      16,278
          2                  0          0           0      15,400
          3                  0          0           0      14,489
          4                  0          0       2,416      13,542
          5                308      3,563       7,452      12,557
          6              2,852      7,240      12,725      11,533
          7              5,142     10,806      18,218      10,466
          8              7,152     14,225      23,926       9,355
          9              8,844     17,449      29,832       8,196
         10             10,177     20,423      35,915       6,987
         15             10,975     30,812      70,475           0
         20                  0     16,766     100,790           0
         25                  0          0     128,615           0
         30                  0          0     138,632           0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,666     500,000    500,000     500,000      4,350      4,633       4,916
          2                11,615     500,000    500,000     500,000      8,528      9,362      10,232
          3                17,861     500,000    500,000     500,000     12,522     14,178      15,974
          4                24,420     500,000    500,000     500,000     16,375     19,128      22,232
          5                31,307     500,000    500,000     500,000     20,100     24,227      29,073

          6                38,538     500,000    500,000     500,000     23,700     29,486      36,560
          7                46,131     500,000    500,000     500,000     27,182     34,918      44,770
          8                54,103     500,000    500,000     500,000     30,595     40,580      53,829
          9                62,474     500,000    500,000     500,000     34,010     46,552      63,898
         10                71,264     500,000    500,000     500,000     37,467     52,889      75,123

         15               122,260     500,000    500,000     500,000     52,698     88,466     152,281
         20               187,345     500,000    500,000     500,000     61,429    128,270     278,203
         25               270,412     500,000    500,000     573,958     62,339    173,990     494,791
         30               376,429     500,000    500,000     920,377     47,452    222,936     860,166


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0      16,278
          2                  0          0           0      15,400
          3                  0          0       1,485      14,489
          4              2,833      5,586       8,690      13,542
          5              7,543     11,670      16,516      12,557
          6             12,167     17,954      25,027      11,533
          7             16,716     24,452      34,304      10,466
          8             21,241     31,225      44,475       9,355
          9             25,814     38,356      55,702       8,196
         10             30,481     45,902      68,137       6,987
         15             52,698     88,466     152,281           0
         20             61,429    128,270     278,203           0
         25             62,339    173,990     494,791           0
         30             47,452    222,936     860,166           0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 9,643     500,000    500,000     500,000      7,226      7,702       8,179
          2                19,769     500,000    500,000     500,000     10,066     11,341      12,677
          3                30,400     500,000    500,000     500,000     12,399     14,674      17,175
          4                41,563     500,000    500,000     500,000     14,196     17,656      21,647
          5                53,285     500,000    500,000     500,000     15,424     20,233      26,059

          6                65,592     500,000    500,000     500,000     16,025     22,324      30,351
          7                78,515     500,000    500,000     500,000     15,927     23,833      34,447
          8                92,084     500,000    500,000     500,000     15,038     24,633      38,242
          9               106,331     500,000    500,000     500,000     13,246     24,577      41,604
         10               121,291     500,000    500,000     500,000     10,438     23,504      44,391

         15               208,086           0          0     500,000          0          0      45,035
         20               318,862           0          0           0          0          0           0
         25               460,242           0          0           0          0          0           0
         30               640,683           0          0           0          0          0           0


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0      23,489
          2                  0          0           0      22,238
          3                  0          0           0      20,945
          4                  0          0       2,043      19,604
          5                  0      2,022       7,848      18,212
          6                  0      5,559      13,586      16,765
          7                669      8,575      19,189      15,258
          8              4,774     14,369      27,977      10,265
          9              7,225     18,556      35,583       6,021
         10              7,859     20,925      41,812       2,579
         15                  0          0      45,035           0
         20                  0          0           0           0
         25                  0          0           0           0
         30                  0          0           0           0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ----------   --------   --------   ----------
          1                 9,643     500,000    500,000       500,000     7,226      7,702         8,179
          2                19,769     500,000    500,000       500,000    13,908     15,301        16,752
          3                30,400     500,000    500,000       500,000    20,061     22,800        25,772
          4                41,563     500,000    500,000       500,000    25,964     30,479        35,582
          5                53,285     500,000    500,000       500,000    31,730     38,461        46,385

          6                65,592     500,000    500,000       500,000    37,272     46,670        58,201
          7                78,515     500,000    500,000       500,000    42,473     55,001        71,026
          8                92,084     500,000    500,000       500,000    47,383     63,512        85,028
          9               106,331     500,000    500,000       500,000    52,166     72,373       100,504
         10               121,291     500,000    500,000       500,000    56,903     81,685       117,697

         15               208,086     500,000    500,000       500,000    79,236    136,372       239,766
         20               318,862     500,000    500,000       500,000    91,879    199,805       446,908
         25               460,242     500,000    500,000       848,001    85,858    273,423       807,620
         30               640,683     500,000    500,000     1,475,968    38,959    358,115     1,405,684


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%      CHARGE
---------------------  --------   --------   ----------   ----------
          1                  0          0             0       23,489
          2                  0          0             0       22,238
          3                  0      1,856         4,828       20,945
          4              6,360     10,876        15,978       19,604
          5             13,519     20,249        28,174       18,212
          6             20,507     29,905        41,436       16,765
          7             27,215     39,743        55,768       15,258
          8             37,119     53,247        74,764       10,265
          9             46,145     66,352        94,483        6,021
         10             54,324     79,106       115,118        2,579
         15             79,236    136,372       239,766            0
         20             91,879    199,805       446,908            0
         25             85,858    273,423       807,620            0
         30             38,959    358,115     1,405,684            0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 4,611     500,000    500,000     500,000      3,502      3,731       3,961
          2                 9,452     500,000    500,000     500,000      5,583      6,217       6,879
          3                14,535     500,000    500,000     500,000      7,517      8,696       9,984
          4                19,872     500,000    500,000     500,000      9,293     11,155      13,280
          5                25,476     500,000    500,000     500,000     10,905     13,585      16,781

          6                31,361     500,000    500,000     500,000     12,340     15,971      20,496
          7                37,539     500,000    500,000     500,000     13,591     18,302      24,441
          8                44,027     500,000    500,000     500,000     14,643     20,557      28,624
          9                50,839     500,000    500,000     500,000     15,468     22,707      33,045
         10                57,991     500,000    500,000     500,000     16,066     24,741      37,729

         15                99,489     500,000    500,000     500,000     16,007     33,667      67,736
         20               152,452     500,000    500,000     500,000      8,392     37,204     111,575
         25               220,048           0    500,000     500,000          0     25,425     175,505
         30               306,320           0          0     500,000          0          0     274,471


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0      13,867
          2                  0          0           0      13,119
          3                  0          0           0      12,342
          4                  0          0       1,746      11,534
          5                212      2,892       6,088      10,693
          6              2,522      6,153      10,679       9,818
          7              4,685      9,396      15,535       8,906
          8              6,687     12,602      20,669       7,956
          9              8,503     15,742      26,080       6,965
         10             10,135     18,810      31,798       5,931
         15             16,007     33,667      67,736           0
         20              8,392     37,204     111,575           0
         25                  0     25,425     175,505           0
         30                  0          0     274,471           0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 4,611     500,000    500,000     500,000      3,502      3,731       3,961
          2                 9,452     500,000    500,000     500,000      6,935      7,612       8,317
          3                14,535     500,000    500,000     500,000     10,164     11,509      12,965
          4                19,872     500,000    500,000     500,000     13,218     15,450      17,966
          5                25,476     500,000    500,000     500,000     16,139     19,478      23,399

          6                31,361     500,000    500,000     500,000     18,963     23,634      29,347
          7                37,539     500,000    500,000     500,000     21,712     27,943      35,886
          8                44,027     500,000    500,000     500,000     24,400     32,428      43,094
          9                50,839     500,000    500,000     500,000     27,057     37,126      51,070
         10                57,991     500,000    500,000     500,000     29,692     42,055      59,907

         15                99,489     500,000    500,000     500,000     41,302     69,722     120,594
         20               152,452     500,000    500,000     500,000     48,783    101,414     219,847
         25               220,048     500,000    500,000     500,000     50,765    138,033     389,014
         30               306,320     500,000    500,000     726,150     43,004    178,029     678,645


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0      13,867
          2                  0          0           0      13,119
          3                  0          0         623      12,342
          4              1,684      3,916       6,432      11,534
          5              5,446      8,785      12,706      10,693
          6              9,146     13,817      19,530       9,818
          7             12,806     19,037      26,980       8,906
          8             16,445     24,473      35,138       7,956
          9             20,092     30,161      44,105       6,965
         10             23,761     36,124      53,976       5,931
         15             41,302     69,722     120,594           0
         20             48,783    101,414     219,847           0
         25             50,765    138,033     389,014           0
         30             43,004    178,029     678,645           0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 7,623     500,000    500,000     500,000      5,378      5,743       6,109
          2                15,627     500,000    500,000     500,000      8,301      9,296      10,338
          3                24,032     500,000    500,000     500,000     10,978     12,805      14,806
          4                32,856     500,000    500,000     500,000     13,424     16,280      19,553
          5                42,122     500,000    500,000     500,000     15,627     19,709      24,601

          6                51,851     500,000    500,000     500,000     17,562     23,063      29,959
          7                62,067     500,000    500,000     500,000     19,173     26,279      35,605
          8                72,793     500,000    500,000     500,000     20,381     29,271      41,497
          9                84,055     500,000    500,000     500,000     21,082     31,923      47,564
         10                95,881     500,000    500,000     500,000     21,199     34,138      53,759

         15               164,493     500,000    500,000     500,000     12,207     37,537      88,571
         20               252,062           0    500,000     500,000          0     15,069     126,177
         25               363,824           0          0     500,000          0          0     147,972
         30               506,463           0          0     500,000          0          0     101,076


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0      19,326
          2                  0          0           0      18,300
          3                  0          0           0      17,232
          4                  0        160       3,433      16,120
          5                666      4,749       9,640      14,961
          6              3,811      9,312      16,207      13,752
          7              6,683     13,789      23,115      12,490
          8             12,000     20,891      33,116       8,381
          9             16,181     27,022      42,663       4,901
         10             19,107     32,047      51,668       2,092
         15             12,207     37,537      88,571           0
         20                  0     15,069     126,177           0
         25                  0          0     147,972           0
         30                  0          0     101,076           0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ----------   --------   --------   ----------
          1                 7,623     500,000    500,000       500,000     5,378      5,743         6,109
          2                15,627     500,000    500,000       500,000    10,576     11,642        12,754
          3                24,032     500,000    500,000       500,000    15,332     17,431        19,708
          4                32,856     500,000    500,000       500,000    19,889     23,351        27,263
          5                42,122     500,000    500,000       500,000    24,324     29,485        35,562

          6                51,851     500,000    500,000       500,000    28,666     35,875        44,716
          7                62,067     500,000    500,000       500,000    32,905     42,519        54,806
          8                72,793     500,000    500,000       500,000    37,027     49,417        65,922
          9                84,055     500,000    500,000       500,000    41,083     56,630        78,224
         10                95,881     500,000    500,000       500,000    45,053     64,156        91,825

         15               164,493     500,000    500,000       500,000    64,951    109,238       188,673
         20               252,062     500,000    500,000       500,000    78,060    161,917       350,429
         25               363,824     500,000    500,000       663,360    79,537    222,743       631,772
         30               506,463     500,000    500,000     1,159,368    58,936    291,622     1,104,160


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%      CHARGE
---------------------  --------   --------   ----------   ----------
          1                  0          0             0       19,326
          2                  0          0             0       18,300
          3                  0        199         2,476       17,232
          4              3,769      7,231        11,143       16,120
          5              9,363     14,525        20,601       14,961
          6             14,915     22,123        30,964       13,752
          7             20,415     30,029        42,316       12,490
          8             28,647     41,036        57,541        8,381
          9             36,182     51,729        73,324        4,901
         10             42,962     62,064        89,734        2,092
         15             64,951    109,238       188,673            0
         20             78,060    161,917       350,429            0
         25             79,537    222,743       631,772            0
         30             58,936    291,622     1,104,160            0


Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

Lincoln Life & Annuity Company of New York

Lincoln Life & Annuity Company of New York

Balance Sheets -- Statutory Basis

                                   December 31
                                  2001     2000
                                -------- --------
                                  (in millions)
  -----------------
  Admitted assets
  Cash and investments:
  Bonds                         $1,600.9 $1,535.9
  ------------------------------
  Mortgage loans on real estate    153.9    185.1
  ------------------------------
  Policy loans                     175.0    179.0
  ------------------------------
  Short-term investments              --     27.5
  ------------------------------
  Other investments                  0.3      0.3
  ------------------------------

   Cash and cash equivalents                                  15.6      19.2
  ------------------------------------------------------- --------  --------
  Total cash and investments                               1,945.7   1,947.0
  --------------------------------------------------------
  Premiums and fees in course of collection                    7.0       6.8
  --------------------------------------------------------
  Accrued investment income                                   31.8      30.1
  --------------------------------------------------------
  Other admitted assets                                        2.8       4.8
  --------------------------------------------------------
  Separate account assets                                    357.2     329.8
  ------------------------------------------------------- --------  --------
  Total admitted assets                                   $2,344.5  $2,318.5
  ------------------------------------------------------- ========  ========

  Liabilities and capital and surplus
  Liabilities:
  Policy and contract liabilities:
  --------------------------------------------------------
  Future policy benefits and claims                       $1,760.4  $1,771.5
  --------------------------------------------------------
  Other liabilities                                           45.4      50.2
  --------------------------------------------------------
  Asset valuation reserve                                      6.8      10.4
  --------------------------------------------------------
  Net transfers due from separate accounts                   (15.1)    (12.0)
  --------------------------------------------------------
  Separate account liabilities                               356.4     329.8
  ------------------------------------------------------- --------  --------
  Total liabilities                                        2,153.9   2,149.9
  --------------------------------------------------------

  Capital and surplus:
  Common stock, $100 par value:
   Authorized, issued and outstanding shares -- 20,000
   (owned by The Lincoln National Life Insurance Company)      2.0       2.0
  --------------------------------------------------------
  Paid-in surplus                                            384.1     384.1
  --------------------------------------------------------
  Unassigned surplus -- deficit                             (195.5)   (217.5)
  ------------------------------------------------------- --------  --------
  Total capital and surplus                                  190.6     168.6
  ------------------------------------------------------- --------  --------
  Total liabilities and capital and surplus               $2,344.5  $2,318.5
  ------------------------------------------------------- ========  ========


See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Operations -- Statutory Basis

                                                                                           Year ended December 31
                                                                                            2001    2000    1999
                                                                                           ------  ------  ------
                                                                                                (in millions)
                                                                                           ----------------------
Premiums and other revenues:
Life and annuity premiums                                                                  $248.7  $244.4  $172.7
-------------------------------------------------------------------------------------------
Net investment income                                                                       134.1   132.1   132.2
-------------------------------------------------------------------------------------------
Surrender, cost of insurance, and mortality and expense charges                               9.7     7.4     5.4
-------------------------------------------------------------------------------------------
Amortization of interest maintenance reserve                                                 (0.3)     --     0.9
-------------------------------------------------------------------------------------------
Other income                                                                                  2.8     6.0     2.1
------------------------------------------------------------------------------------------ ------  ------  ------
Total revenues                                                                              395.0   389.9   313.3
-------------------------------------------------------------------------------------------

Benefits and expenses:
Benefits and settlement expenses                                                            228.4   261.6   208.0
-------------------------------------------------------------------------------------------
Underwriting, insurance and other expenses                                                   54.9    48.6    50.0
-------------------------------------------------------------------------------------------
Net transfers to separate accounts                                                           74.1    25.1    28.2
------------------------------------------------------------------------------------------ ------  ------  ------
Total benefits and expenses                                                                 357.4   335.3   286.2
------------------------------------------------------------------------------------------ ------  ------  ------
Gain from operations before dividends to policyholders, federal income taxes (benefit) and
net realized loss on investments                                                             37.6    54.6    27.1
-------------------------------------------------------------------------------------------
Dividends to policyholders                                                                    5.6     5.8     5.6
------------------------------------------------------------------------------------------ ------  ------  ------
Gain from operations before federal income taxes (benefit) and net realized loss on
investments                                                                                  32.0    48.8    21.5
-------------------------------------------------------------------------------------------
Federal income taxes (benefit)                                                                0.4     0.8    (0.4)
------------------------------------------------------------------------------------------ ------  ------  ------
Gain from operations before net realized loss on investments                                 31.6    48.0    21.9
-------------------------------------------------------------------------------------------
Net realized loss on investments                                                            (12.2)   (2.2)   (2.0)
------------------------------------------------------------------------------------------ ------  ------  ------
Net income                                                                                 $ 19.4  $ 45.8  $ 19.9
------------------------------------------------------------------------------------------ ======  ======  ======



See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Changes in Capital and Surplus -- Statutory Basis

                                                                                       Unassigned    Total
                                                                        Common Paid-in Surplus--  Capital and
                                                                        Stock  Surplus  Deficit     Surplus
                                                                        ------ ------- ---------- -----------
                                                                                    (in millions)
                                                                        -------------------------------------
Balances at January 1, 1999                                              $2.0  $384.1   $(274.4)    $111.7
------------------------------------------------------------------------
Net income                                                                 --      --      19.9       19.9
------------------------------------------------------------------------
Increase in unrealized capital losses                                      --      --      (0.9)      (0.9)
------------------------------------------------------------------------
Decrease in nonadmitted assets                                             --      --       0.2        0.2
------------------------------------------------------------------------
Increase in asset valuation reserve                                        --      --      (2.5)      (2.5)
------------------------------------------------------------------------
Increase in liability for reinsurance in unauthorized companies            --      --      (0.6)      (0.6)
------------------------------------------------------------------------
Gain on reinsurance transaction                                            --      --       4.6        4.6
-----------------------------------------------------------------------  ----  ------   -------     ------
Balances at December 31, 1999                                             2.0   384.1    (253.7)     132.4
------------------------------------------------------------------------
Net income                                                                 --      --      45.8       45.8
------------------------------------------------------------------------
Increase in unrealized capital losses                                      --      --      (0.2)      (0.2)
------------------------------------------------------------------------
Increase in nonadmitted assets                                             --      --      (5.5)      (5.5)
------------------------------------------------------------------------
Increase in asset valuation reserve                                        --      --      (2.5)      (2.5)
------------------------------------------------------------------------
Decrease in liability for reinsurance in unauthorized companies            --      --       0.8        0.8
------------------------------------------------------------------------
Change in valuation basis for deposit fund liabilities and accident and
health reserves                                                            --      --      (1.6)      (1.6)
------------------------------------------------------------------------
Amortization of gain on 1999 reinsurance transaction                       --      --      (0.6)      (0.6)
-----------------------------------------------------------------------  ----  ------   -------     ------
Balances at December 31, 2000                                             2.0   384.1    (217.5)     168.6
------------------------------------------------------------------------
Net income                                                                 --      --      19.4       19.4
------------------------------------------------------------------------
Cumulative effect of adoption of codification                                              (1.4)      (1.4)
------------------------------------------------------------------------
Increase in unrealized capital losses                                      --      --      (0.6)      (0.6)
------------------------------------------------------------------------
Decrease in nonadmitted assets                                             --      --       1.5        1.5
------------------------------------------------------------------------
Decrease in asset valuation reserve                                        --      --       3.5        3.5
------------------------------------------------------------------------
Surplus contributed to separate accounts                                   --      --      (0.4)      (0.4)
------------------------------------------------------------------------
Increase from other separate accounts statement                            --      --       0.4        0.4
------------------------------------------------------------------------
Amortization of gain on 1999 reinsurance transaction                       --      --      (0.5)      (0.5)
------------------------------------------------------------------------
Decrease in liability for reinsurance in unauthorized companies            --      --       0.1        0.1
-----------------------------------------------------------------------  ----  ------   -------     ------
Balances at December 31, 2001                                            $2.0  $384.1   $(195.5)    $190.6
-----------------------------------------------------------------------  ====  ======   =======     ======


See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Cash Flow -- Statutory Basis

                                                              Year ended December 31
                                                             2001     2000     1999
                                                            -------  -------  -------
                                                                  (in millions)
                                                            -------------------------
Operating activities
Premiums, policy proceeds and other considerations received $ 248.8  $ 244.3  $ 172.5
-----------------------------------------------------------
Investment income received                                    131.4    134.9    138.9
-----------------------------------------------------------
Benefits paid                                                (251.7)  (301.5)  (204.3)
-----------------------------------------------------------
Underwriting, insurance and other expenses paid               (55.2)   (47.5)   (61.7)
-----------------------------------------------------------
Net transfers to separate Accounts                            (77.2)   (29.0)   (34.3)
-----------------------------------------------------------
Federal income taxes recovered (paid)                           0.2      0.5     (0.7)
-----------------------------------------------------------
Dividends to policyholders                                     (5.7)    (5.8)    (5.9)
-----------------------------------------------------------
Other income received and expenses paid, net                   23.7     74.3    (36.7)
----------------------------------------------------------- -------  -------  -------
Net cash provided by (used in) operating activities            14.3     70.2    (32.2)
-----------------------------------------------------------

Investing activities
Sale, maturity or repayment of investments                    275.8    202.6    294.6
-----------------------------------------------------------
Purchase of investments                                      (325.1)  (254.1)  (369.4)
-----------------------------------------------------------
Net decrease (increase) in policy loans                         3.9     (1.5)    (7.1)
----------------------------------------------------------- -------  -------  -------
Net cash used in investing activities                         (45.4)   (53.0)   (81.9)
-----------------------------------------------------------
Net (decrease) increase in cash and short-term investments    (31.1)    17.2   (114.1)
-----------------------------------------------------------
Total cash and short-term investments at beginning of year     46.7     29.5    143.6
----------------------------------------------------------- -------  -------  -------
Total cash and short-term investments at end of year        $  15.6  $  46.7  $  29.5
----------------------------------------------------------- =======  =======  =======



See accompanying notes.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory Basis

December 31, 2001

1. Organization and Summary of Significant Accounting Policies

--------------------------------------------------------------------------------

Organization
Lincoln Life & Annuity Company of New York (the "Company") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). In 1996, the Company was organized under the laws of the State of New York as a life insurance company and received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the State of New York.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in the State of New York.

Use of Estimates
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

 Investments
 Bonds are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

 Effective January 1, 2001 if it is determined that a decline in the fair value of a bond is other than temporary, the cost basis of the bond is written down to fair value. The provision for such declines is charged to realized loss. Impairment is considered to have occurred if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of a debt security in effect at the date of acquisition.

 All mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001 under GAAP, the Company accounted for the effects of changes in prepayment assumptions in the same manner. Effective April 1, 2001 for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than securitized assets that are of high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to its fair value. If high credit quality securities are adjusted, the retrospective method is used.

 Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR"). Realized capital gains and losses are reported in income net of federal income taxes and transfers to the IMR. When the net amount deferred is a loss, the IMR is recorded at zero, as is the case for the Company at December 31, 2001 and 2000. Under GAAP, realized capital gains and losses are reported in net income, on a pre-tax basis, in the period that the asset giving rise to the gain or loss is sold. Such realized capital gains and losses are reported net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method.

 The asset valuation reserve ("AVR") provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula, and is reported as a liability, with changes reflected directly in unassigned surplus. AVR is not recognized for GAAP.

 Policy Acquisition Costs
 The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, expense margins and actual realized gain (loss) on investments.

 Nonadmitted Assets
 Certain assets designated as "nonadmitted," principally investment income due and accrued past due over 90 days, furniture and equipment, certain receivables, and other assets not specifically identified as an admitted asset within

Lincoln Life & Annuity Company of New York the NAIC Accounting Practices and Procedures Manual ("NAIC APPM"--See Note 2), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

 Universal Life and Annuity Policies
 Revenues for universal life policies and annuity policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue. Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies and annuity policies are reported as benefits and settlement expenses in the accompanying Statements of Operations. Under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

 Benefits Reserves
 Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

 Reinsurance
 Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

 A liability for reinsurance balances has been provided for unsecured policy reserves and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

 Commission allowances on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired, less liabilities assumed, is recorded as goodwill and amortized over future periods, not to exceed 40 years, in accordance with benefits expected to be derived from the acquisitions. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

 Employee Benefits
 For purposes of calculating the Company's pension and postretirement benefit obligations, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently eligible also would be included.

 Deferred Income Taxes
 Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

 Policyholder Dividends
 Policyholder dividends are recognized when declared rather than over the term of the related policies.

 Statements of Cash Flow
 Cash, cash equivalents, and short-term investments in the Statements of Cash Flow Represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Lincoln Life & Annuity Company of New York

A reconciliation of the Company's capital and surplus and net income (loss), as determined in accordance with statutory accounting practices, to amounts determined in accordance with GAAP is as follows:

                                                                                  Capital and Surplus    Net Income (Loss)
                                                                                  ------------------- -----------------------
                                                                                      December 31     Year ended December 31
                                                                                  ------------------- -----------------------
                                                                                    2001       2000    2001    2000    1999
                                                                                  --------   -------- ------  ------  ------
                                                                                     (in millions)         (in millions)
                                                                                  ------------------- -----------------------
Amounts reported on a statutory-basis............................................ $190.6     $168.6   $ 19.4  $ 45.8  $ 19.9
GAAP adjustments:
  Unrealized gain (loss) on investments..........................................   15.9      (22.6)      --      --      --
  Interest maintenance reserve...................................................     --         --     (0.4)   (3.2)    0.4
  Net realized gain (loss) on investments........................................    0.1       (1.5)     1.8     0.3    (6.3)
  Asset valuation reserve........................................................    6.8       10.4       --      --      --
  Policy and contract reserves...................................................  (80.1)     (78.9)    (1.6)   (7.6)   26.0
  Deferred policy acquisition costs ("DAC"), present value of future profits and
   goodwill......................................................................  322.2      329.1      4.8   (15.2)   (6.6)
  Policyholders' share of earnings and surplus on participating business.........   (4.0)      (8.3)     1.1     1.0     1.1
  Deferred income taxes..........................................................    9.4       31.0    (10.0)   (7.8)  (12.2)
  Statutory deferred gain in surplus.............................................   (3.5)      (4.0)     1.5     2.4     2.9
  Nonadmitted assets.............................................................    3.4        5.6       --      --      --
  Other, net.....................................................................    5.7        3.0      0.3     1.5    (5.0)
                                                                                   ------     ------  ------  ------  ------
Net increase (decrease)                                                            275.9      263.8     (2.5)  (28.6)    0.3
                                                                                   ------     ------  ------  ------  ------
Amounts on a GAAP-basis                                                           $466.5     $432.4   $ 16.9  $ 17.2  $ 20.2
                                                                                   ======     ======  ======  ======  ======

Other significant accounting practices are as follows:

 Investments
 Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the scientific method.

 Mortgage-backed bonds (e.g., CMO's) are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities (i.e., the retrospective method). The Company has elected to use actual cost data as of January 1, 1994 as the cost of applying the retrospective method to securities purchased prior to that date.

 Short-term investments include investments with maturities of one year or less at the date of acquisition and are principally stated at amortized cost.

 Cash equivalents are short-term, highly liquid investments with original maturities of three months or less, and are principally stated at amortized cost.

 Other investments consist of the Company's ownership interest in a limited partnership, which is carried based on the Company's interest in the underlying GAAP equity of the partnership. Increases or decreases in the carrying value are credited or charged directly to unassigned surplus as changes in unrealized gain or loss.

 Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. A mortgage loan is considered to be impaired, when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agree- ment. The impairment is other than temporary when management determines foreclosure is probable. Then, the mortgage loan is written down to fair value and a realized loss is recognized.

 Policy loans are reported at unpaid principal balances.

 Realized capital gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds and mortgage loans, which result from impairment or premium and discount amortization are credited or charged to income. Other changes in the admitted asset carrying amounts of bonds and mortgage loans are credited or charged directly to unassigned surplus.

 Premiums
 Premiums for group tax-qualified annuity business are recognized as revenue when deposited. Life insurance and individual annuity premiums are recognized as revenue when due.

 Benefit Reserves
 Life, annuity and accident and health benefit reserves are computed in accordance with actuarial standards. The reserves are based on actuarial assumptions that produce reserves at least as great as those called for in any contract provision as to reserve basis and method, and are in accordance with all other contract provisions. The reserves

Lincoln Life & Annuity Company of New York are at least as great as the minimum aggregate amounts required by the Insurance Department.

 The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

 Ordinary policies issued substandard are valued on the multiple table reserve basis. A reserve of 50% of the net extra premiums is carried on policies with flat extra premiums.

 As of December 31, 2001 and 2000, the Company had $3.9 million and $4.7 million in reserves, respectively, on $414.5 million and $408.1 million of insurance inforce, respectively, on the life line of business for which the gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

 Tabular interest, tabular reserves less actual reserves released and tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies has been determined using actual interest credited to the funds plus the change in accrued interest.

 Net of reinsurance, liabilities related to deposit-type liabilities, such as dividend accumulations, generally are equal to fund balances less applicable surrender charges.

 Reinsurance Ceded and Assumed
 Reinsurance premiums, benefits and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

 Pension Benefits
 Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

 Income Taxes
 The Company's federal income tax return is not consolidated with any other entities. Beginning in 2002, the Company has elected to file consolidated federal income tax returns with LNC and certain LNC subsidiaries.

 Assets Held in Separate Accounts and Liabilities Related to Separate Accounts Separate account assets and liabilities reported in the accompanying balance sheets represent segregated funds administered and invested for the exclusive benefit of variable annuity and universal life contractholders and for which the contractholders, rather than the Company, bear the investment risk. Separate account assets and liabilities are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits and mortality charges on variable universal life contracts are included in income from surrender, cost of insurance, and mortality and expense charges. Fees charged relative to variable life and annuity administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in income from surrender, cost of insurance, and mortality and expense charges.

 Reclassifications
 Certain amounts reported in the prior years' statutory-basis financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications had no effect on unassigned surplus-deficit or on net income of the prior years.

2. Accounting Change and Permitted Statutory Accounting Practice
The Company prepares its statutory-based financial statements in conformity with accounting practices prescribed or permitted by the State of New York. Effective January 1, 2001, the State of New York required that insurance companies domiciled in New York prepare their statutory-basis financial statements in accordance with the NAIC APPM, as adopted by New York.

Accounting changes adopted to conform to the provisions of the NAIC APPM, as adopted by New York, are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased capital and surplus by $1.4 million as of January 1, 2001. Included in this total adjustment are the following items:

                                                           Increase
                                                          (Decrease)
                                                            Surplus
                                                         -------------
                                                         (in millions)
                                                         -------------
          Employee benefit plans........................     $ 0.4
          Cost of collection............................       0.3
          AVR beginning value adjustment for other asset
           changes......................................       0.1
          Bonds and stocks..............................      (0.6)
          Tax deficiency reserve........................      (1.6)
                                                             -----
          Total.........................................     $(1.4)
                                                             =====

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under the New York Insurance Law. The NAIC APPM, has been adopted as a component of prescribed prac-tices by the State of New York, however, New York has

Lincoln Life & Annuity Company of New York adopted certain prescribed accounting practices that differ from those found in NAIC APPM. The primary differences that affect the Company are the calculation of annuity reserves and the reporting of deferred income taxes.

The NAIC APPM states that reserves should be calculated using the Commissioners Annuity Reserve Valuation Method ("CARVM"), using the "curtate" method. Under curtate CARVM, reserves are calculated as the greatest of the present values (as of the date of valuation) of the future guaranteed benefits provided by the contract at the end of each contract year, less the present value of any future net deposit considerations that are required to be paid. The State of New York, however, requires reserves to be computed using "continuous" CARVM, which utilizes the greatest of the present values of future guaranteed benefits on any day (as opposed to the end of each contract year).

Continuous CARVM reserves tend to be slightly larger than curtate CARVM reserves. If curtate CARVM was applied, future policy benefits and claims and other policyholder funds would decrease by $2.2 million, and net transfers due from separate accounts would decrease by $1.2 million, at December 31, 2001. Surplus would increase by $3.4 million at December 31, 2001, and net income for the year ended December 31, 2001 would decrease by $0.3 million.

Deferred income tax assets and liabilities are not included in the balance sheet per New York Insurance Law. According to the NAIC APPM, these amounts should be reported. The Company had unrecorded net deferred tax assets of $14.9 million and $19.2 million at December 31, 2001 and January 1, 2001, respectively. If these items were recorded, surplus would increase by the same amounts at those dates. The Commissioner of Insurance of the State of New York has the right to permit other specific practices that deviate from practices prescribed by the NAIC APPM.

A reconciliation of the Company's capital and surplus and net income as stated in accordance with accounting practices prescribed by the Department ("New York statutory-basis") and as would be stated pursuant strictly to the NAIC APPM, is shown below.

                                                      Capital
                                                        and    Net
                                                      Surplus Income
                                                      -------------
                                                      (in millions)
                                                      -------------
            Amounts reported on a New York statutory-
             basis................................... $190.6  $19.4
            Differences between New York statutory-
             basis and the NAIC APPM:
              Annuity reserves.......................    3.4   (0.3)
              Net deferred federal income taxes......   14.9     --
                                                      ------  -----
            Amounts as would be reported pursuant to
             the NAIC APPM........................... $208.9  $19.1
                                                      ======  =====

Lincoln Life & Annuity Company of New York

3. Investments


The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds at December 31, 2001, and 2000 are summarized as follows:

                                Cost or    Gross      Gross
                               Amortized Unrealized Unrealized  Fair
                                 Cost      Gains      Losses    Value
                               ----------------------------------------
                                            (in millions)
                               ----------------------------------------
        At December 31, 2001:
          Corporate........... $1,346.3    $37.0      $27.9    $1,355.4
          U.S. government.....     15.5      0.6         --        16.1
          Foreign government..     15.2      1.2        0.1        16.3
          Mortgage-backed.....    207.9      7.5        0.6       214.8
          State and municipal.     16.0      0.1        0.9        15.2
                               --------    -----      -----    --------
                               $1,600.9    $46.4      $29.5    $1,617.8
                               ========    =====      =====    ========
        At December 31, 2000:
          Corporate........... $1,258.0    $12.3      $40.3    $1,230.0
          U.S. government.....     26.1      1.3        0.1        27.3
          Foreign government..     17.1      0.5        0.9        16.7
          Mortgage-backed.....    231.6      4.5        1.5       234.6
          State and municipal.      3.1       --         --         3.1
                               --------    -----      -----    --------
                               $1,535.9    $18.6      $42.8    $1,511.7
                               ========    =====      =====    ========

The cost or amortized cost of bonds at December 31, 2001 and 2000 has been reduced by adjustments of $11.0 million and $1.3 million, respectively, to decrease cost or amortized cost as a result of write-downs of these investments due to impairment and/or the Securities Valuation Office of the NAIC designating certain investments in or near default.

A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 2001, by contractual maturity, is as follows:

                                               Cost or
                                              Amortized  Fair
                                                Cost     Value
                                              ------------------
                                                (in millions)
                                              ------------------
                Maturity:
                  In 2002.................... $   63.0  $   64.1
                  In 2003-2006...............    419.9     429.4
                  In 2007-2011...............    530.0     531.3
                  After 2011.................    380.1     378.2
                  Mortgage-backed securities.    207.9     214.8
                                              --------  --------
                Total........................ $1,600.9  $1,617.8
                                              ========  ========

The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of investments in bonds during 2001, 2000 and 1999, were $145.9 million, $50.8 million and $253.9 million, respectively. Gross gains during 2001, 2000 and 1999, of $3.1 million, $0.4 million and $0.8 million, respectively, and gross losses of $6.5 million, $3.0 million and $7.0 million, respectively, were realized on those sales.

At December 31, 2001 and 2000, investments in bonds, with an admitted asset value of $0.5 million, were on deposit with the Department to satisfy regulatory requirements. At December 31, 2001, the Company did not hold foreign-currency denominated securities.

At December 31, 2001, the Company held unrated or less-than-investment grade corporate bonds of $75.0 million, with an aggregate fair value of $66.9 million. Those holdings amounted to 4.68% of the Company's investments in bonds and 3.20% of the Company's total admitted assets. The Company performs periodic evaluations of the relative credit standing of the issuers of these bonds.

During 2001, the minimum and maximum lending rates for mortgage loans were 7.17% and 7.98%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan did not exceed 79.6%. At December 31, 2001 and 2000, the Company did not hold any mortgages with interest overdue beyond 180 days. At December 31, 2001 impaired loans with a related allowance ($0.1 million) for credit losses are $1.7 million. The average recorded investment in impaired loans was $1.7 million during 2001. The Company recognized interest income of $0.2 million during the period the loans were impaired in 2001. There was no nonadmitted interest due on these mortgage loans at December 31, 2001. As of December 31, 2001, there were no amounts of taxes, assessments or any amount, which had been advanced but not repaid and not included in the mortgage loan total. There are no impaired mortgage loans without an allowance for credit losses at December 31, 2001 or 2000. At December 31, 2001, the Company's recorded investment in impaired securities that have been restructured is $2.0 million, after writedowns. The total impairment recognized as a realized loss during 2001 was $2.1 million.

All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Lincoln Life & Annuity Company of New York

The major categories of net investment income are as follows:

                                                  Year ended December 31
                                                   2001    2000    1999
                                                  ----------------------
                                                      (in millions)
                                                  ----------------------
        Income:
          Bonds.................................. $110.6  $105.8  $106.6
          Mortgage loans on real estate..........   13.7    14.0    13.5
          Policy loans...........................   10.4    10.6    11.0
          Cash, short-term and other investments.    1.5     3.1     2.4
                                                  ------  ------  ------
        Total investment income..................  136.2   133.5   133.5
        Investment expenses......................    2.1     1.4     1.3
                                                  ------  ------  ------
        Net investment income.................... $134.1  $132.1  $132.2
                                                  ======  ======  ======

Nonadmitted accrued investment income at December 31, 2001 amounted to $1.4 million and consisted principally of investment income on bonds that is over 90 days past due. No accrued investment income was nonadmitted at December 31, 2000.

Net realized capital gains (losses) on investments are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                                                    Year ended December 31
                                                                                                     2001    2000   1999
                                                                                                    ---------------------
                                                                                                        (in millions)
                                                                                                    ---------------------
Net realized capital losses on investments......................................................... $(12.8)  $(5.4) $(4.7)
Less amount transferred to IMR (net of related tax benefit of $0.3 million, $1.7 million and
 $1.7 million, in 2001, 2000 and 1999, respectively)...............................................   (0.6)   (3.2)  (3.1)
                                                                                                    ------   -----  -----
                                                                                                     (12.2)   (2.2)  (1.6)
Less federal income taxes on realized capital losses...............................................     --      --    0.4
                                                                                                    ------   -----  -----
Net realized capital losses after transfer to IMR and taxes........................................ $(12.2)  $(2.2) $(2.0)
                                                                                                    ======   =====  =====

4. Federal Income Taxes

Income before federal income taxes differs from the taxable income principally due to the use of net operating loss carryforwards in 2001, 2000 and 1999 of $16.3 million, $29.3 million and $12.7 million, respectively. The remaining portion of the net operating loss at December 31, 2001, of $13.7 million, will be available for use to offset taxable income in future years. The net operating loss carryforward expires in 2013.

No federal income tax payments were made in 1999. The Company received a refund of $3.2 million in 1999 as a result of the utilization of a portion of the net operating loss carryforward. The Company made federal income tax payments of $1.2 million and $0.9 million in 2001 and 2000, respectively, as a result of alternative minimum income tax liabilities. Alternative minimum tax liabilities in 2001, 2000 and 1999 of $0.4 million, $0.6 million and $0.2 million, respectively, are available for recoupment in the event of future net losses.

The components of federal income tax expense (benefit) are as follows:

                                                         2001   2000   1999
                                                         -----  -----  -----
                                                            (in millions)
                                                         -----  -----  -----
   Federal income tax expense (benefit):
     Federal income tax expense (benefit) on operations. $ 0.4  $ 0.8  $(0.4)
     Federal income tax benefit on realized losses......  (0.3)  (1.7)  (1.7)
                                                         -----  -----  -----
   Total federal income tax expense (benefit)...........   0.1   (0.9)  (2.1)
                                                         =====  =====  =====

Lincoln Life & Annuity Company of New York

The Company's federal income tax expense (benefit) differs from the amount obtained by applying the federal statutory rate of 35% to Gain from operations before federal income tax (benefit) and net realized loss on investments for the following reasons:

                                                                              2001    2000   1999
                                                                              -----  ------  -----
                                                                                  (in millions)
                                                                              -----  ------  -----
Expected federal income tax expense.......................................... $11.2  $ 17.1  $ 7.7
Benefit of net operating loss carryforward...................................  (5.7)  (10.3)  (4.5)
Policyholder reserves........................................................  (1.9)   (3.1)  (4.1)
Deferred acquisition costs...................................................  (2.3)   (1.5)  (1.7)
Alternative minimum income tax liability.....................................   0.4     0.6    0.2
Tax preferred investment income..............................................  (0.7)   (0.4)  (0.1)
Other amounts................................................................  (0.6)   (1.6)   2.1
                                                                              -----  ------  -----
Federal income tax expense (benefit) on income before realized capital losses   0.4     0.8   (0.4)
Federal income tax benefit on realized capital losses........................  (0.3)   (1.7)  (1.7)
                                                                              -----  ------  -----
Total federal income tax expense (benefit)................................... $ 0.1  $ (0.9) $(2.1)
                                                                              =====  ======  =====

5. Reserves and Reinsurance

The balance sheet caption "Other admitted assets" includes amounts recoverable from other insurers for claims paid by the Company of $0.6 million at December 31, 2001. The balance sheet caption, "Future policy benefits and claims" has been reduced for insurance ceded by $100.3 million and $87.8 million at December 31, 2001 and 2000, respectively.

The caption "Life and annuity premiums" in the Statements of Operations includes $116.5 million, $122.9 million and $137.7 million of premiums assumed and $31.4 million, $27.0 million and $44.2 million of premiums ceded in 2001, 2000 and 1999, respectively. The caption "Benefits and settlement expenses" in the Statements of Operations is net of reinsurance recoveries of $38.1 million, $16.7 million and $71.8 million for 2001, 2000 and 1999, respectively.

The Company cedes insurance to other companies, including certain affiliates. A portion of risks exceeding the Company's retention limit is reinsured with Lincoln Life. The Company limits its maximum coverage that it retains on an individual to $0.5 million. The accompanying financial statements reflect premiums, benefits and reserves for policy benefits, net of insurance ceded. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

On January 2, 1998, the Company and Lincoln Life entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"). In 1999, the Company received $5.8 million from CIGNA as a result of the final settlement of the statutory-basis values of assets and liabilities for the reinsured business. The $5.8 million is included in the Statements of Operations line item "Other income."

On November 1, 1999, the Company and Lincoln Life reached an agreement to retrocede virtually 100% of the disability income business assumed from CIGNA. A gain on the transaction of $4.6 million, net of tax, was recorded directly in unassigned surplus and is being recognized in statutory earnings over the life of the business with $0.5 million and $0.6 million recognized in income in 2001 and 2000, respectively.

The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $0.4 million and $0.5 at December 31, 2001 and 2000, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2001, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

In 2001 and 2000, the Company did not commute any ceded reinsurance. The Company did not record reinsurance credits on existing policies during 2001 as a result of new or amended reinsurance agreements.

Neither the Company nor any of its affiliates control any non-affiliated reinsurers with which they do business. No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. At December 31, 2001, there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.

At December 31, 2001, the Company had no uncollectible reinsurance and during 2001, the Company established no provision for uncollectible reinsurance and did not write off any ceded reinsurance balances.

Lincoln Life & Annuity Company of New York

At December 31, 2001, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                      Amount  Percent
                                                     ---------------
                                                      (in millions)
                                                     ---------------
           Subject to discretionary withdrawal with
            adjustment:
             With market value adjustment...........   $237.6    20%
             At book value, less surrender charge...     59.7     5
             At market value........................    330.9    27
           Subject to discretionary withdrawal
            without adjustment at book value with
            minimal or no charge or adjustment......    549.9    45
           Not subject to discretionary withdrawal..     39.8     3
                                                     --------   ---
           Total annuity reserves and deposit fund
            liabilities, before reinsurance.........  1,217.9   100%
                                                                ===
           Less reinsurance.........................      1.8
                                                     --------
           Net annuity reserves and deposit fund
            liabilities, including separate accounts $1,216.1
                                                     ========

At December 31, 2001, the Company had $672.3 million of variable annuity policies with account values subject to guaranteed minimum death benefit ("GMDB") riders. Reserves of $0.7 million (net of $0.6 million of reinsurance reserve credits) are held for annuity policies subject to GMDB riders.

Details underlying the balance sheet caption "Future policy benefits and claims" are as follows:

                                                      December 31
                                                     2001      2000
                                                   ------------------
                                                     (in millions)
                                                   ------------------
           Aggregate reserve for life and accident
            and health............................ $1,730.5  $1,736.7
           Deposit-type contracts.................     27.7      28.1
           Policy and contract claims.............     (3.4)      0.9
           Undistributed earnings on participating
            business..............................      5.5       5.7
           Other..................................      0.1       0.1
                                                   --------  --------
                                                   $1,760.4  $1,771.5
                                                   ========  ========

6. Capital and Surplus

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 2001, the Company exceeds the RBC requirements.

The payment of shareholder dividends by the Company requires 30 day advance notice to the Department and requires that the Superintendent of the department has not disapproved the dividend within such time.

Total assets have been decreased by $2.2 million for non-admitted assets as required by statutory guidance.

7. Employee Benefit Plans

LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis results of operations or financial position for any of the periods shown.

LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options awarded under the stock option incentive plans are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death. Options become exercisable in 25% increments over the four-year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%.

Lincoln Life & Annuity Company of New York

As of December 31, 2001, there were 44,709 shares of LNC common stock subject to options granted to Company employees under the stock option incentive plans of which 19,906 were exercisable on that date. The exercise prices of the outstanding options range from $24.72 to $50.83.
During 2001, 2000 and 1999, 21,686, 8,235 and 10,201 options became exercisable, respectively. During 2001, 14,949 options were exercised and 4,000 options were forfeited. No options were exercised or forfeited in 2000. During 1999, 2,066 options were exercised and 1,600 options were forfeited.

8. Restrictions, Commitments and Contingencies

Marketing and Compliance Matters
Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

Vulnerability from Concentrations
At December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2001, 30% of such mortgages, or $45.8 million, involved properties located in New York and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $6.7 million.

At December 31, 2001, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

Contingency Matters
The Company is occasionally involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for certain claims in excess of $10 million. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes. The Company has accrued for expected assessments net of estimated future premium tax deductions.

9. Fair Value of Financial Instruments

The following methodologies and assumptions were used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of the Company's financial instruments.

Bonds
Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

Mortgage Loans on Real Estate
The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market prices or 3) the fair value of the collateral if the loan is collateral dependent.

Lincoln Life & Annuity Company of New York

Policy Loans
The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

Other Investments and Cash and Short-Term Investments
The carrying value for assets classified as other investments, cash and cash equivalents and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

Investment-type Insurance Contracts
The balance sheet caption, "Future policy benefits and claims" includes contracts that are considered to be investment-type contracts for GAAP purposes (i.e., certain annuity contracts). The fair values for the majority of these contracts are based on their approximate surrender values.

The remainder of the balance sheet caption "Future policy benefits and claims" that do not fit the definition of "investment-type insurance contracts" for GAAP are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and fair values have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Separate Accounts
Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets. Seed money deposited into the separate accounts by the Company is included as a separate account asset, but not as a separate account liability.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                   December 31
                                                            2001                2000
                                                     --------------------------------------
                                                     Carrying   Fair     Carrying   Fair
Assets (Liabilities)                                  Value     Value     Value     Value
---------------------------------------------------- ---------------------------------------
                                                                  (in millions)
                                                     --------------------------------------
Bonds............................................... $1,600.9  $1,617.8  $1,535.9  $1,511.7
Mortgage loans on real estate.......................    153.9     157.0     185.1     183.4
Policy loans........................................    175.0     188.1     179.0     190.6
Cash and cash equivalents and short-term investments     15.6      15.6      46.7      46.7
Other invested assets...............................      0.3       0.3       0.3       0.3
Investment-type insurance contracts.................   (857.8)   (847.8)   (876.4)   (825.0)
Separate account assets.............................    357.2     357.2     329.8     329.8
Separate account liabilities........................   (356.4)   (356.4)   (329.8)   (329.8)

10. Transactions with Affiliates
The Company has entered into agreements with Lincoln Life to receive processing and other corporate services. Fees paid to Lincoln Life for such services were $13.0 million, $23.0 million and $22.7 million in 2001, 2000 and 1999, respectively. The Company has also entered into an agreement with Lincoln Life to provide certain processing services. Fees received from Lincoln Life for such services were $1.8 million, $2.4 million and $1.4 million in 2001, 2000 and 1999, respectively. At December 31, 2001, the Company owed Lincoln Life $5.7 million related to these services. At December 31, 2000, Lincoln Life owed the Company $2.4 million related to these services.

The Company has an investment management agreement with an affiliate, Lincoln National Investments, Inc. as of
December 31, 2001 and Lincoln Investment Management, Inc. as of December 31, 2000 and 1999, for investment advisory and asset management services. Fees paid for such investment services were $2.1 million, $1.4 million and $1.3 million in 2001, 2000 and 1999, respectively.

The Company cedes business to one affiliated company, Lincoln Life. The caption "Life and annuity premiums" in the accompanying Statements of Operations has been reduced by $5.7 million, $4.8 million and $6.3 million for premiums paid on these contracts in 2001, 2000 and 1999, respectively. The caption "Future policy benefits and claims" has been reduced by $4.4 million and $2.5 million related to reserve credits taken on these contracts as of December 31, 2001 and 2000, respectively.

Lincoln Life & Annuity Company of New York

11. Separate Accounts

Separate account assets held by the Company consist primarily of mutual funds, long-term bonds, common stocks and short-term investments and are carried at fair value. None of the separate accounts have any minimum income guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.


Separate account premiums, deposits and other considerations amounted to $114.2 million, $61.6 million and $109.6 million in 2001, 2000 and 1999, respectively. Reserves for separate accounts with assets at fair value were $341.2 million and $317.5 million at December 31, 2001 and 2000, respectively. All reserves are subject to discretionary withdrawal at market value.
A reconciliation of transfers to the Company from the separate accounts is as follows:

                                                                                 Year ended December 31
                                                                                  2001    2000    1999
                                                                                 ----------------------
                                                                                      (in millions)
                                                                                 ----------------------
Transfers as reported in the Summary of Operations of various separate accounts:
  Transfers to separate accounts................................................ $114.2  $ 61.6  $109.6
  Transfers from separate accounts..............................................  (40.1)  (36.5)  (81.4)
                                                                                 ------  ------  ------
Net transfers to separate accounts as reported in the Statements of Operations.. $ 74.1  $ 25.1  $ 28.2
                                                                                 ======  ======  ======

Report of Independent Auditors

Board of Directors
Lincoln Life & Annuity Company of New York

We have audited the accompanying statutory-basis balance sheets of Lincoln Life & Annuity Company of New York (a wholly-owned, indirect subsidiary of Lincoln National Corporation) as of December 31, 2001 and 2000, and the related statutory-basis statements of operations, changes in capital and surplus and cash flow for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2001 and 2000, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

As discussed in Note 2 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the New York Insurance Department.

/s/ Ernst & Young LLP

March 15, 2002

                                    PART II

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII, Section II, of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT


    This Pre-Effective Amendment No. 1 to the Registration Statement comprises the following papers and documents:



       The facing sheet;
       The cross reference sheet;
       The Prospectus consisting of 80 pages;
       Fees and charges representation;
       Undertaking to file reports;
       Indemnification;
       Contents of Registration Statement
       Exhibits List
       The signatures
       Power of Attorney
       Written consents of the following persons:

           Robert O. Sheppard, Esquire
           Vaughn W. Robbins, FSA
           Ernst & Young LLP, Independent Auditors

       Other Exhibits

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
        (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account. (2)
        (2) Not applicable.
        (3) (a) Form of Principal Underwriting Agreement -- Incorporated by Reference to Exhibit 1.(3)(a) of Pre-effective Amendment No. 1 to Registration Statement No. 333-40745 (Account F-ALEB) (811-05164) on Form S-6, filed April 28, 1998, EXCEPT THAT the following sections are not incorporated by Reference: Paragraph 9, Paragraph 15, the Schedule of Commissions to Dealers and Remuneration to AFD, and Exhibit 1(3)(c).

            (b) Form of Selling Group Agreement. (2)


            (c) Commission Schedule for Variable Life Policies. (2)

        (4) Not applicable.
        (5) (a)  Forms of Policy and Application.

                (1) Form of Policy Form LN670 NY (6)

                (2) Application B 10399 NY. (4)

                (3) Addendum to Application Form B15b NY -- American
                   Legacy. (2)

            (b) Riders. LR 434 NY LNY and LR 435 NY LNY. (3)
            (c) Death Benefit Option 3 -- Policy Form B10424 NY (5)
            (d) Accounting Value Rider -- Policy Form LR500 NY (5)
            (e) Change of Insured Rider -- Policy Form LR496 NY (5)

            (f)  Estate Tax Repeal Rider -- Policy Form LR511 NY (7)


            (g) Supplemental Term Insurance Rider -- Policy Form LR516 NY (6)

        (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York. (1)
            (b) Bylaws of Lincoln Life & Annuity Company of New York. (1)
        (7) Not applicable.
        (8) Form of Fund Participation Agreement -- Incorporated by Reference to
           Exhibit 1.(8) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (Account F) (811-05164) on Form S-6, filed April 28, 1998.


        (9) Amendment to Service Agreement between LLANY and Delaware Service Co. Inc. (8)

        (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).

    3.  Opinion and Consent of Robert O. Sheppard, Esq.

    4.  Not applicable.
    5.  Not applicable.

    6.  Opinion and consent of Vaughn W. Robbins, FSA


    7.  Consent of Ernst & Young LLP, Independent Auditors


    8.  Not applicable.

------------------------
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007) (811-08441) filed on October 16, 1997.


(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-81886)(811-21029) filed on May 10, 2002.


(3) Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form S-6 (File No. 333-42507) (811-08559) filed on July 2, 1998.

(4) Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6 (File No. 333-42507) (811-08559) filed on July 28, 2000.

(5) Incorporated by reference to Post-Effective Amendment No. 7 on Form S-6 (File No. 333-42507) (811-08559) filed on April 20, 2001.


(6) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-84684) (811-08559) filed on March 21, 2002.



(7) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-52194) (811-08559) filed on November 13, 2001.



(8) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-43873) filed on April 4, 2002.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account Y, has duly caused this Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form S-6 (File No. 333-81892) to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 10th day of May, 2002.



                                        LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                                          VARIABLE LIFE ACCOUNT Y
                                          (REGISTRANT)



                                        By           /s/ GARY W. PARKER

                                          --------------------------------------

                                           Gary W. Parker
                                          SECOND VICE PRESIDENT AND DIRECTOR OF
                                          LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK



                                           LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK
                                          (DEPOSITOR)



                                        By           /s/ GARY W. PARKER

                                          --------------------------------------

                                                      Gary W. Parker
                                            SECOND VICE PRESIDENT AND DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Initial Registration Statement has been signed below on May 10, 2002, by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                      SIGNATURE                                   TITLE
                      ---------                                   -----
               /s/ LORRY J. STENSRUD*                  President and Director
     -------------------------------------------        (Principal Executive
                  Lorry J. Stensrud                     Officer)

                                                       Second Vice President and
                 /s/ JANET CHRZAN *                     Chief Financial Officer
     -------------------------------------------        (Principal Financial
                    Janet Chrzan                        Officer and Principal
                                                        Accounting Officer)

                 /s/ JOHN H. GOTTA *                   Second Vice President,
     -------------------------------------------        Assistant Secretary, and
                    John H. Gotta                       Director

                /s/ GARY W. PARKER *
     -------------------------------------------       Second Vice President and
                   Gary W. Parker                       Director

              /s/ J. PATRICK BARRETT *
     -------------------------------------------       Director
                 J. Patrick Barrett

                /s/ ROBERT D. BOND *
     -------------------------------------------       Director
                   Robert D. Bond

                 /s/ JON A. BOSCIA *
     -------------------------------------------       Director
                    Jon A. Boscia

           /s/ BARBARA STEURY KOWALCZYK *
     -------------------------------------------       Director
              Barbara Steury Kowalczyk

           /s/ MARGUERITE LEANNE LACHMAN *
     -------------------------------------------       Director
              Marguerite Leanne Lachman

              /s/ LOUIS G. MARCOCCIA *
     -------------------------------------------       Director
                 Louis G. Marcoccia

               /s/ JOHN M. PIETRUSKI *
     -------------------------------------------       Director
                  John M. Pietruski

                 /s/ RON J. PONDER *
     -------------------------------------------       Director
                    Ron J. Ponder

              /s/ RICHARD C. VAUGHAN *
     -------------------------------------------       Director
                 Richard C. Vaughan

               /s/ MARK E. REYNOLDS *
     -------------------------------------------       Director
                  Mark E. Reynolds



*By/s/ GARY W. PARKER
   -----------------------------------
   Gary W. Parker, pursuant to a Power
of Attorney filed with this
   Pre-Effective Amendment No. 1 to
   the Initial Registration Statement.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

    WITNESS our hands and common seal on this 9th day of August, 2001.

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                  /s/ LORRY J. STENSRUD       *
     -------------------------------------------       President and Director
                  Lorry J. Stensrud                     (Principal Executive Officer)

                                                       Second Vice President and Chief Financial
                    /s/ JANET CHRZAN         *          Officer
     -------------------------------------------        (Principal Financial Officer and Principal
                    Janet Chrzan                        Accounting Officer)

                   /s/ GARY W. PARKER        *
     -------------------------------------------       Second Vice President and Director
                   Gary W. Parker

                 /s/ J. PATRICK BARRETT       *
     -------------------------------------------       Director
                 J. Patrick Barrett

                   /s/ ROBERT D. BOND        *
     -------------------------------------------       Director
                   Robert D. Bond

                    /s/ JON A. BOSCIA         *
     -------------------------------------------       Director
                    Jon A. Boscia

              /s/ BARBARA STEURY KOWALCZYK   *
     -------------------------------------------       Director
              Barbara Steury Kowalczyk

              /s/ MARGUERITE LEANNE LACHMAN   *
     -------------------------------------------       Director
              Marguerite Leanne Lachman

                 /s/ LOUIS G. MARCOCCIA      *
     -------------------------------------------       Director
                 Louis G. Marcoccia

                  /s/ JOHN M. PIETRUSKI       *
     -------------------------------------------       Director
                  John M. Pietruski

                    /s/ RON J. PONDER        *
     -------------------------------------------       Director
                    Ron J. Ponder

                 /s/ RICHARD C. VAUGHAN      *
     -------------------------------------------       Director
                 Richard C. Vaughan

FOR JANET CHRZAN

             STATE OF INDIANA                         Subscribed and sworn to before me this
             COUNTY OF ALLEN                          9th day of August, 2001

               /s/ TINA M. DRZEWIECKI
     -----------------------------------------
                           Notary Public
                Commission Expires 12/20/08

FOR ROBERT D. BOND

             STATE OF INDIANA                         Subscribed and sworn to before me this
             COUNTY OF ALLEN                          9th day of August, 2001

               /s/ BRENDA S. HENLINE
     -----------------------------------------
                           Notary Public
                 Commission Expires 2/16/07

FOR RON J. PONDER

           STATE OF NEW JERSEY                        Subscribed and sworn to before me this
             COUNTY OF MORRIS                         9th day of August, 2001

                 /s/ BARBARA WELSH
     -----------------------------------------
                           Notary Public
                  Commission Expires 3/5/02

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

    WITNESS our hands and common seal on this 3rd day of August, 2001.

                      SIGNATURE                                   TITLE
                      ---------                                   -----
                    /s/ JOHN H. GOTTA        *         Second Vice President,
     -------------------------------------------        Assistant Secretary, and
                    John H. Gotta                       Director

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

    WITNESS our hands and common seal on this 22nd day of January, 2002.

                      SIGNATURE                                   TITLE
                      ---------                                   -----
                  /s/ MARK E. REYNOLDS       *
     -------------------------------------------       Director
                  Mark E. Reynolds

             STATE OF INDIANA                    SS:  Subscribed and sworn to before me this
             COUNTY OF ALLEN                          22nd day of January, 2002

                /s/ SHARLENE K. GEER
     -----------------------------------------
                           Notary Public
                 Commission Expires 2/29/08